ASSET PURCHASE AGREEMENT
By and Between

FINANCIAL SECURITY SERVICES INC.

and

INTEGRATED ALARM SERVICES GROUP, INC.

Dated as of October 1, 2005

TABLE OF CONTENTS

TABLE OF CONTENTS

TABLE OF CONTENTS

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this "Agreement"), dated as of the 1st day of October, 2005 (the "Closing Date"), by and between FINANCIAL SECURITY SERVICES INC, a Delaware corporation ("Seller"), and INTEGRATED ALARM SERVICES GROUP, INC., a Delaware corporation ("Purchaser"). Seller and Purchaser are sometimes referred to individually as a "Party" and collectively as the "Parties".

W I T N E S S E T H:

WHEREAS, Seller owns five (5) shares of common stock (no par value) of Securion Protection Network Inc., a Delaware corporation ("SPN"), which shares constitute all of the issued and outstanding shares of the capital stock of SPN (the "SPN Shares"), and five hundred (500) shares of common stock (no par value) of Securion Central Control Inc., a Delaware corporation ("SCC", and collectively with SPN, the "Seller Subsidiaries"), which shares constitute all of the issued and outstanding shares of the capital stock of SCC (the "SCC Shares", and collectively with the SPN Shares, the "Shares"). Seller and the Seller Subsidiaries are sometimes collectively referred to herein as the "Target Companies".

WHEREAS, Seller, directly and/or through one or both of the Seller Subsidiaries, is engaged in (i) providing monitoring and related services to alarm and security system dealers on a wholesale basis and to individual customers on a retail basis, (ii) providing third-party billing services and (iii) the funding of alarm and security system dealers through a dealer loan program (collectively, the "Business");

WHEREAS, Seller wishes to sell and transfer to Purchaser substantially all of the assets, properties and business of Seller, including the Shares, and of the Business, pursuant to and in accordance with the terms and conditions of this Agreement; and

WHEREAS, Purchaser wishes to acquire substantially all of the assets, properties and business of Seller, including the Shares, and of the Business, and to assume certain liabilities of Seller relating to the Business, pursuant to and in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein set forth, the parties hereby agree as follows:

ARTICLE 1. SALE AND PURCHASE OF ASSETS

1.1 Purchased Assets.

Upon the terms and subject to the conditions set forth in this Agreement, Seller will sell, convey, transfer and assign to Purchaser, free and clear of all Liens (other than Permitted Liens), and Purchaser will purchase, acquire and accept from Seller, all of Seller's right, title and interest in and to substantially all of the assets properties, rights and business of Seller and the Business, whether or not reflected on the books of Seller, other than the Excluded Assets (collectively, the "Purchased Assets"), as the same shall exist as of the Closing, including all of the Assigned Rights and also including Seller's right, title and interest in and to the following:

(a)   all patents, trademarks (whether registered or unregistered), service marks, trade names, service names, brand names, Internet domain names, web site content, logos, copyrights and any applications therefor, and any other intangible property rights, including proprietary know-how, product and technology licenses, inventions, discoveries and improvements, trade secrets, product drawings, specifications, designs and other proprietary and/or confidential information (collectively, "Intellectual Property") owned by Seller and all of the goodwill associated with the foregoing;

(b)   all business records, books, price sheets, plans, designs, schematic drawings, engineering data, and the like used or useful in the conduct of the Business, including customer files, correspondence with customers and account histories, sales literature and promotional or other material pertaining to goods or services offered by the Business, material relating to the purchase of materials, supplies and services, research and commercial data, credit information, catalogs, brochures and training and other manuals (collectively, the "Books and Records") other than Excluded Records;

(c)   without limiting Section 1.1(a) above, all of Seller's rights to and under its names "Financial Security Services", "Securion Protection Network" and "Securion Central Control" ("Seller's Names");

(d)   all of the Assumed Alarm Contracts;

(e)   all of the Assumed Loans;

(f)   all equipment, furniture, fixtures, vehicles, spare parts and other items of tangible personal property used in the conduct of the Business (collectively, the "Equipment");

(g)   all accounts receivable;

(h)   all causes of action, vendor, supplier and similar claims, deposits, prepayments, refunds, judgments, claims and demands of whatever nature to the extent relating to the Purchased Assets or the Assumed Liabilities;

(i)   all owned computer software (object code and, to the extent transferable, source code) used or useful in the Business;

(j)   all prepaid items and deferred items or credits and deposits with respect to the Purchased Assets described in clauses (a) through (I) above; and

(k)   the Shares.

1.2 **Assignment**

Seller shall assign to Purchaser at Closing all of Seller's assignable rights, title and interest in, under and to the following, other than the Excluded Assets, free and clear of all Liens (other than Permitted Liens), (collectively, the "Assigned Rights"):

(a)   all licenses, approvals, orders, certificates, variances, product license and license applications, permits and other governmental authorizations and approvals (federal, state and local) relating to the Business (collectively, the "Licenses and Permits"), each of which is specified in **Schedule 1.2(a)**;

(b)   all equipment leases and other agreements under which Seller is a lessee of, or holds or operates, any equipment, vehicle or other tangible personal property owned by a third party (collectively, "Personal Property Leases"), each of which is specified in **Schedule 1.2(b)**;

(c)   all rights to existing claims and potential future claims of or by either of the Seller Subsidiaries under all policies of insurance of Seller or of any of its Affiliates insuring the Seller Subsidiaries, their employees, representatives, agents and/or their assets against casualty, liability or other risks, to the extent arising out of or relating or attributable to any fact, circumstance, event or occurrence relating to any period prior to the Closing**;**

(d)   the telephone numbers specified in **Schedule 1.2(d)**;

(e)   all contracts for the supply of goods or the provision of services to the Business (the "Assigned Supply Contracts"), including those set forth on **Schedule 1.2(e)**;

(f)   all unfilled purchase orders entered into for the purchase of goods or services for the benefit of the Business (collectively, the "Unfilled Purchase Orders"), including those specified in **Schedule 1.2(f)**;

(g)   those certain licenses for third-party software (the "Third-Party Software") specified in **Schedule 1.2(g)**;

(h)   all Intellectual Property not owned by Seller but used in the conduct of the Business and all of the goodwill associated therewith;

(i)   all contracts, if any, for the purchase of end user accounts by any of the Target Companies other than any such contracts executed and delivered with respect to any of the Assumed Loans ("Account Purchase Contracts"), including those specified in **Schedule 1.2(i)**, if any;

(j)   all non-disclosure, non-solicitation and non-competition agreements entered into by employees or third parties in favor of the Target Companies and/or the Business, including those given in connection with Account Purchase Contracts; and

(k)   other than Excluded Contracts, all agreements, contracts, arrangements, commitments, licenses, franchises, real and personal property leases and other similar documents (collectively, "Contracts") other than any Contract previously described in Section 1.1 or in this Section 1.2.

1.3 Excluded Assets.

Notwithstanding anything herein to the contrary, the Purchased Assets and the Assigned Rights shall not include the following (the "Excluded Assets"):

(a)   the corporate minute books and stock registers of Seller;

(b)   the income tax records covering transactions of Seller occurring prior to the Closing;

(c)   all telecommunications lines, circuits, electronic communication devices and related telecommunication equipment of Seller, as well as any telephone numbers not specified in **Schedule 1.2(d)**;

(d)   all licenses for third-party software not specified in **Schedule 1.2(f)**;

(e)   the Contracts, if any, specified in **Schedule 1.3(e)** (the "Excluded Contracts")**;**

(f)   all cash and cash equivalents investments of Seller;

(g)   any rights arising under or in connection with the Fields Litigation;

(h)   any claims arising out of the Excluded Liabilities;

(i)   all of Seller's rights and interests in and to all correspondence and documents, including confidentiality agreements, entered into by the Purchaser or any of its Affiliates for the benefit of Seller in connection with the sale of the Business;

(j)   all of Seller's rights and interests in all information, files, records, data, plans, contracts and recorded knowledge related to or used in connection with the Business to the extent that any of the foregoing (i) relate solely to the Excluded Assets; or (ii) relate primarily to the Excluded Assets and can be easily separated from the Purchased Assets; or (iii) are solely written materials that Seller is required by law to retain and of which Seller shall have provided a copy to Purchaser (collectively, "Excluded Records");

(k)   all of Seller's rights and interests in and to the equipment, furniture, fixtures, vehicles, spare parts and other assets of Seller specified in **Schedule 1.3(k)**;

(l)   all of Seller's rights under this Agreement; and

(m)   subject to Section 1.2(c) above, all of Seller's insurance policies and Seller's rights thereunder.

ARTICLE 2.   PURCHASE PRICE; ADJUSTMENT

    2.1 Purchase Price.

        2.1.1 Base Purchase Price.

In full consideration for the Purchased Assets, and upon the terms and subject to the conditions contained in this Agreement, including the assumption by Purchaser of the Assumed Liabilities, Purchaser shall pay to Seller an amount (the "Base Purchase Price") equal to (a) Twenty-Four Million Fifty-Three Thousand Nine Hundred Twenty-Three Dollars ($24,053,923), plus (b) the sum of (i) 90% of the face amount of all Accounts Receivable respecting the Assumed Alarm Contracts (excluding Accounts Receivable from Minnegasco) (the "Alarm Contract A/R") that are less than thirty-one (31) days past the invoice due date as of the Closing; plus (ii) 70% of the face amount of all delinquent Alarm Contract A/R that are more than thirty (30) but less than sixty-one (61) days past the invoice due date as of the Closing; plus (iii) 40% of the face amount of all delinquent Alarm Contract A/R that are more than sixty (60) but less than ninety-one (91) days past the invoice due date as of the Closing; plus (iv) 100% of the face amount of all Accounts Receivable from Minnegasco that are less than ninety-one (91) days past the invoice due date as of the Closing, each as calculated on **Schedule 2.1.1(b)** (collectively, the "Accounts Receivable Amount"); minus (c) the aggregate amount of unearned or deferred revenue respecting the Assumed Alarm Contracts that has been paid to the Target Companies as of the Closing for services to be rendered after the Closing, as calculated on **Schedule 2.1.1(c)** (the "Deferred Revenue"); minus (d) the aggregate amount of the following liabilities of the Seller Subsidiaries determined as of the Closing in accordance with GAAP: (A) accounts payable, (B) the accrued salary, accrued paid time off and any other accrued benefits payable to the employees of the Seller Subsidiaries and (C) any other accrued expenses (the "Assumed Accruals"), as set forth in detail and calculated (or estimated with respect to subparts (A) and (C)), on **Schedule 2.1.1(d)**. The Base Purchase Price shall be subject to adjustment pursuant to the provisions of Section 2.1.2 hereof (as so adjusted, the "Purchase Price").

        2.1.2 Adjustment.

The Base Purchase Price shall be subject to adjustment (a) to reflect the variance, if any, of the Loan Balance, Qualified Wholesale RMR and the Qualified Retail RMR from certain baseline values for each as specified in this Agreement and (b) to correct any errors in the calculation of the Accounts Receivable Amount, the amount of Deferred Revenue and the amount of the Assumed Accruals as of the Closing (collectively, the "Correction Adjustment"). A provisional adjustment, based on estimated values of the Loan Adjustment and the RMR Adjustments shall be computed and applied at Closing as provided by Section 2.4. After Closing and the final determination of the Loan Adjustment, the RMR Adjustments and the Correction Adjustment, if any, a final adjustment shall be made as provided in Section 2.5.

2.2 <u>Payment of Base Purchase Price; Holdback Amount.</u>

(a) At the Closing, Purchaser shall pay to Seller an amount equal to (i) the Provisional Purchase Price as determined pursuant to Section 2.4, <u>less</u> (ii) Two Million Dollars ($2,000,000) (the "<u>Holdback Amount</u>"). Any payments due under this Agreement shall be made by wire transfer of immediately available funds in accordance with wire instructions to be provided by notice given by the intended recipient of such payment.

(b) $500,000 of the Holdback Amount shall be designated as the "<u>Adjustment Holdback Amount</u>" and the remaining $1,500,000 of the Holdback Amount shall be designated as the "<u>Indemnity Holdback Amount</u>". At Closing, Purchaser will pay to LaSalle Bank National Association (the "<u>Escrow Agent</u>") by wire transfer to an account designated in advance by the Escrow Agent, in trust, the Holdback Amount. Escrow Agent shall promptly deposit each of the Adjustment Holdback Amount and the Indemnity Holdback Amount into separate interest-bearing accounts maintained by Escrow Agent and each shall be held and disbursed by Escrow Agent in accordance with the terms of that certain Escrow Agreement being executed at Closing by Escrow Agent, Seller and Purchaser (the "<u>Escrow Agreement</u>"). All of the costs and fees of the Escrow Agent shall be borne equally by Seller and Purchaser. Escrow Agent will pay the applicable portion of the Adjustment Holdback Amount to Seller and Purchaser in accordance with Section 2.5.2 below and will pay the applicable portion of the Indemnity Holdback Amount to Seller and Purchaser in accordance with Section 8.3 below, each subject to the terms of the Escrow Agreement.

2.3 <u>The Loan Adjustment and RMR Adjustments.</u>

2.3.1 <u>Loan Adjustment.</u>

In the event of any difference between the aggregate amount of the principal balances and daily accrued interest as of the Closing as to each of the Assumed Loans (such aggregate amount, the "<u>Loan Balance</u>") and Eighteen Million Two Hundred Eighty Thousand Dollars ($18,280,000), the Purchase Price shall be adjusted (the "<u>Loan Adjustment</u>") in the following manner :

(a)   In the event the Loan Balance is more than Eighteen Million Two Hundred Eighty Thousand Dollars ($18,280,000), the Purchase Price shall be increased by an amount equal to the product of (x) 0.96 and (y) the amount of such excess; and

(b)   In the event the Loan Balance is less than Eighteen Million Two Hundred Eighty Thousand Dollars ($18,280,000), the Purchase Price shall be decreased by an amount equal to the product of (x) 0.96 and (y) the amount of such deficiency.

2.3.2 <u>RMR Adjustments.</u>

In the event that either (i) the RMR respecting all of the Retail Contracts that are Qualified Alarm Contracts as of the date forty-five (45) days after the Closing Date (such date being the "Adjustment Date" and such RMR being the "Qualified Retail RMR") differs from Eleven Thousand Dollars ($11,000) or (ii) the RMR respecting all of the Dealer Contracts that are Qualified Alarm Contracts as of the Adjustment Date (the "Qualified Wholesale RMR") differs from Two Hundred Eight Thousand Dollars ($208,000), the Purchase Price shall be adjusted (the "RMR Adjustments") in the following manner:

       (a)   In the event the Qualified Retail RMR is more than Eleven Thousand Dollars ($11,000), the Purchase Price shall be increased by an amount equal to the product of (x) 30 and (y) the amount of such excess; and

       (b)   In the event the Qualified Retail RMR is less than Eleven Thousand Dollars ($11,000), the Purchase Price shall be decreased by an amount equal to the product of (x) 30 and (y) the amount of such deficiency.

       (c)   In the event the Qualified Wholesale RMR is more than Two Hundred Eight Thousand Dollars ($208,000), the Purchase Price shall be increased by an amount equal to the product of (x) 16 and (y) the amount of such excess; and

       (d)   In the event the Qualified Wholesale RMR is less than Two Hundred Eight Thousand Dollars ($208,000), the Purchase Price shall be decreased by an amount equal to the product of (x) 16 and (y) the amount of such deficiency.

      2.4 Provisional Adjustment.

Not less than three (3) business days nor more than five (5) business days prior to the Closing Date, Seller shall have prepared and delivered to Purchaser a statement ("Seller's Closing Statement") setting forth Seller's pre-Closing estimates of the Loan Balance, the Qualified Retail RMR and the Qualified Wholesale RMR based on all applicable information available to Seller at such time, and the calculation of the Loan Adjustment and the RMR Adjustments as based on such estimates; provided, however, solely for purposes of calculating the portion of the Provisional Adjustment attributable to the RMR Adjustments, the determination of whether an Assumed Alarm Contract is a Qualified Alarm Contract shall be made as of the date of Seller's Closing Statement (rather than as of the Adjustment Date). Seller's Closing Statement shall be accompanied by: (i) supporting schedules setting forth in reasonable detail the determination of the Loan Balance, and (ii) as to the Qualified Retail RMR and the Qualified Wholesale RMR, a provisional draft of **Schedule 1.1(d)**, which shall distinguish between Qualified Alarm Contracts and Non-Qualified Alarm Contracts and shall indicate the RMR for each Assumed Alarm Contract. The net aggregate amount (positive or negative) of such pre-Closing determinations of the Loan Adjustment and the RMR Adjustments (such net aggregate amount, the "Provisional Adjustment") shall result in an adjustment (increase if positive or decrease if negative) to the Base Purchase Price (as so adjusted, the "Provisional Purchase Price").

2.5 Final Adjustment.

Purchaser shall deliver a statement ("Purchaser's Closing Statement") to Seller and Escrow Agent not later than forty-five (45) days after the Adjustment Date showing its proposed final determination of (i) the Loan Balance, the Qualified Retail RMR and the Qualified Wholesale RMR, and the corresponding Loan Adjustment and RMR Adjustments, (ii) the Correction Adjustment and (iii) based on such adjustments, the resulting Purchase Price and the amounts payable by the Escrow Agent to Purchaser and/or Seller and, if applicable, by Purchaser or Seller to the other Party. Purchaser's Closing Statement shall be prepared by Purchaser from the books of account of the Business as of the Closing or, with respect to the RMR Adjustments, as of the Adjustment Date. Upon reasonable advance notice and so long as it does not interfere with Purchaser's operations of the Business, Purchaser will give representatives of Seller access to the Books and Records and to the appropriate personnel of Purchaser for purposes of confirming Purchaser's Closing Statement. Purchaser will make the work papers and back up materials used in preparing the Final Closing Statement and such additional information as Seller may reasonably request available to Seller and its accountants and other representatives at reasonable times and upon reasonable notice at any time after delivery to Seller of Purchaser's Closing Statement for purposes of Seller's review thereof.

2.5.1 Procedure for Final Adjustment.

Unless Seller delivers notice to Purchaser and Escrow Agent in writing that it disagrees with Purchaser's Closing Statement within thirty (30) days after Seller's receipt thereof, Purchaser's Closing Statement shall be conclusive and binding on Purchaser and Seller. If Seller delivers notice to Purchaser and Escrow Agent of its disagreement with Purchaser's Closing Statement within such 30-day period identifying the particular matter(s) in dispute, then Purchaser and Seller shall attempt in good faith to resolve their differences with respect thereto within 30 days after Purchaser's receipt of Seller's notice of disagreement. Any dispute regarding Purchaser's Closing Statement not resolved by Purchaser and Seller within such 30-day period will be resolved by McGladrey & Pullen (or an independent accounting firm mutually acceptable to both parties) (as applicable, the "Arbiter") whose role shall be limited to determining the specific matter(s) in dispute (as identified in Seller's notice if not sooner resolved). The determination by the Arbiter of Purchaser's Closing Statement and the Loan Adjustment, RMR Adjustments and Correction Adjustment (to the extent that any of the same are in dispute) shall be conclusive and binding upon the parties absent fraud or palpable mistake. The fees and expenses of the Arbiter in acting under this Section 2.5.1 shall be shared equally by Purchaser and Seller.

2.5.2 Payment of Adjustment.

Within five (5) business days after Purchaser's Closing Statement has become conclusive and binding on Seller and Purchaser in accordance with the provisions of Section 2.5.1 (either (i) by Seller delivering notice to Purchaser and Escrow Agent that it agrees with Purchaser's Closing Statement, (ii) by reason of Seller's failure to timely dispute Purchaser's Closing Statement prepared by Purchaser, (iii) upon mutual agreement of the parties or (iv) as determined by the Arbiter), the applicable payments shall be made by wire transfer in accordance with the following (and upon Purchaser's Closing Statement so becoming conclusive and binding, it shall be referred to as the "Final Closing Statement" and the Purchase Price as determined on the Final Closing Statement shall be referred to as the "Final Purchase Price"):

(a) If the Provisional Purchase Price exceeds the Final Purchase Price by $500,000 or more, (i) Escrow Agent shall pay to Purchaser the entire Adjustment Holdback Amount and (ii) Seller shall pay to Purchaser the amount by which the Provisional Purchase Price exceeds the sum of (A) the Final Purchase Price <u>plus</u> (B) $500,000.

(b) If the Provisional Purchase Price exceeds the Final Purchase Price but by less than $500,000 or if the Provisional Purchase Price is equal to the Final Purchase Price, (i) Escrow Agent shall pay to Seller out of the Adjustment Holdback Amount an amount equal to $500,000 <u>minus</u> the amount, if any, by which the Provisional Purchase Price exceeds the Purchase Price and (ii) Escrow Agent shall pay to Purchaser the balance, if any, of the Adjustment Holdback Amount.

(c) If the Final Purchase Price exceeds the Provisional Purchase Price, (i) Escrow Agent shall pay to Seller the entire Adjustment Holdback Amount and (ii) Purchaser shall pay to Seller the amount of such excess.

All interest and/or income accrued on the Adjustment Holdback Amount shall be paid by Escrow Agent to Seller and/or Purchaser on a pro rata basis in proportion to the percentage of the Adjustment Holdback Amount payable to each Party. Each Party agrees that any notice or other communication to be delivered to the other Party and to the Escrow Agent under Section 2.5 or under the Escrow Agreement shall be sent concurrently to both recipients and such sending Party shall use its good faith efforts to ensure that any such notice or communication is delivered to both recipients on the same day.

2.5.3 <u>Effect of Final Closing Statement.</u>

The Parties agree that the finalization of the Final Closing Statement shall not limit, be deemed evidence of compliance with or otherwise affect in any way any of the representations, warranties or covenants of Seller in this Agreement or any claim, right or remedy of Purchaser in connection with any breach, inaccuracy or incompleteness in any such representation or warranty or any failure to perform or comply with any such covenant.

2.6 <u>Allocation of Purchase Price.</u>

The Purchase Price to be paid by Purchaser to Seller shall be allocated by Purchaser, which allocation shall be subject to the approval of Seller in its reasonable discretion, but otherwise in accordance with Code Section 1060(a) and the applicable treasury regulations thereunder. The Parties agree to file all Tax Returns consistent with such allocation (and in particular to report the information required by Section 1060(b) of the Code) and shall not make any inconsistent written statement or take any inconsistent position on any Tax Returns during the course of any Internal Revenue Service or other tax audit, for any financial or regulatory purpose, in any litigation or investigation or otherwise. Each Party shall promptly notify the other Party if it receives notice that the Internal Revenue Service proposes any allocation different from the allocation agreed upon in accordance with this Section 2.6.

ARTICLE 3.   ASSUMPTION OF LIABILITIES AND OBLIGATIONS BY PURCHASER

    3.1 Assumed Liabilities.

At the Closing, Purchaser will assume all of the following Liabilities (the "Assumed Liabilities"): (a) all Liabilities with respect to the Purchased Assets and the Assigned Rights arising out of or relating or attributable to any fact, circumstance, event or occurrence relating to any period after the Closing, including any of Seller's contractual obligations under or arising out of the Assumed Loans, the Assumed Alarm Contracts, the Personal Property Leases, the Assigned Supply Contracts, the Unfilled Purchase Orders and the Third Party Software and (b) the Deferred Revenue of Seller, but in all cases excluding all Liabilities expressly designated as Excluded Liabilities under Section 3.2(c) below.

All of the Assumed Liabilities shall be the sole responsibility and obligation of Purchaser. Purchaser shall pay, honor and discharge all Assumed Liabilities when due and payable in accordance with and subject to the terms and conditions of any relevant governing Contracts.

    3.2 Excluded Liabilities.

Except as expressly set forth in Section 3.1 above, Purchaser is not assuming or agreeing to pay or perform any Liabilities or Contracts of Seller, and all Liabilities and Contracts of Seller not expressly set forth in Section 3.1 above as being assumed by Purchaser are referred to as the "Excluded Liabilities". Without limiting the generality of the foregoing and except as expressly set forth in Section 3.1 above, the following Liabilities and Contracts of Seller are part of and shall constitute Excluded Liabilities:

    (a)   any Liability for accounts payable, accrued expenses or other accrued liabilities;

    (b)   any Liability relating to or in respect of any Excluded Asset;

    (c)   any Liability, the Basis of which is Seller's (i) default under any Contract, (ii) tort, (iii) infringement of any third party Intellectual Property, (iv) violation of any Legal Requirement, or (v) product defect or breach of warranty;

    (d)   any Liability for bank, term or other similar debt;

    (e)   except as provided in Section 9.6, any Liability of Seller under this Agreement or on account of any of the transactions contemplated hereby, including any Liability of Seller to attorneys, accountants, brokers or others for services rendered or expenses incurred by or on behalf of Seller, and all other expenses of the Seller associated with the transfer of the Purchased Assets and/or the Assigned Rights;

    (f)   any wages, salary, severance, bonuses, commissions, vacation or holiday pay, post retirement medical benefits, fringe benefits, long-term disability benefits, life insurance

(g)   benefits, any duties, obligations or liabilities arising under any employee benefit plan, policy or practice, whether defined by Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended and in effect ("ERISA") or otherwise, relating to the employees of Seller or other amounts due to any employees or former employees of the Seller that accrue prior to the Closing; and

(h)   any Liabilities that would arise as either a result of a breach of any of Seller's representations and warranties hereunder or under any of the Ancillary Agreements, or a breach of any of Seller's covenants or agreements hereunder or under any of the Ancillary Agreements.

All of the Excluded Liabilities shall be the sole responsibility and obligation of Seller. Seller shall pay, honor and discharge all Excluded Liabilities when due and payable in accordance with and subject to the terms and conditions of any relevant governing Contracts.

3.3 Nonassignable Contracts and Authorizations.

To the extent that the sale, transfer or assignment hereunder of any of the Purchased Assets, including the Assigned Rights, requires the consent of any other party, this Agreement shall not constitute a contract to sell, transfer or assign the same to the extent that an attempted sale, transfer or assignment would constitute a breach of any document, agreement or understanding governing such rights or assets. Seller shall use its commercially reasonable efforts both prior to and after the Closing and Purchaser shall cooperate where appropriate to obtain any consent necessary to any such sale, transfer or assignment. Until any such consent is obtained or if any such consent is not obtained, Seller shall cooperate with Purchaser in any reasonable arrangement requested by Purchaser designed to provide to Purchaser the benefits under any such rights or assets hereunder, including enforcement of any and all rights of Seller against any other party with respect thereto.

ARTICLE 4.   REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser that the following statements contained in this Article 4 are true, correct and complete as of the Closing:

4.1 Organization and Standing.

(a)   Seller is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all power and authority to own or lease its properties and to carry on its business as presently conducted, to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform its obligations hereunder. Seller is qualified to do business and is in good standing in each of the jurisdictions where failure to do so could reasonably be expected to result in a Material Adverse Effect.

(b)   Each of the Seller Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all power and authority to own or lease its properties and to carry on its business as presently conducted. Each of the Seller Subsidiaries is qualified to do business and is in good standing in each of the jurisdictions where failure to do so could reasonably be expected to result in a Material Adverse Effect.

4.2 No Conflict.

The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not (i) result in the acceleration of or the creation in any party of any right to accelerate, terminate, modify or cancel any Contract or other Liability to which any of the Target Companies is a party or by which any of them are bound or to which any of their assets is subject, or result in a default under or violation of any material Lien, Contract or other Liability to which any of them is a party or by which any of them are bound or to which any of their assets are subject or result in the creation of any Lien upon any of said assets, (ii) conflict with or result in a breach of or constitute a default under any provision of the Certificate of Incorporation or Bylaws (or other constitutive documents) of any of the Target Companies, or (iii) violate or result in a breach of or constitute a default under any Order or Legal Requirement to which the assets or business of any of the Target Companies are subject.

4.3 Financial Statements.

(a)   **Schedule 4.3(a)** consists of copies of (i) Seller's (A) audited consolidated balance sheet as of December 31, 2004 (the "Most Recent Fiscal Year End") and the related audited consolidated statements of operations and cash flows for the fiscal year then ended and (B) audited consolidated balance sheets as of December 31, 2003 and December 31, 2002, and the related audited consolidated statements of operations for each of the fiscal years then ended; (ii) each Seller Subsidiaries' (A) unaudited balance sheet as of the Most Recent Fiscal Year End and the related unaudited statements of operations and cash flows for the fiscal year then ended and (B) unaudited balance sheets as of December 31, 2003 and December 31, 2002, and the related unaudited statements of operations for each of the fiscal years then ended; (iii) the unaudited consolidated balance sheet of Seller as of August 31, 2005 (the "Most Recent Fiscal Month End") and the related unaudited consolidated statements of operations and cash flows for the eight (8) months then ended; and (iv) the unaudited balance sheets of each of the Seller Subsidiaries as of August 31, 2005 and the related unaudited statements of operations and cash flows for the eight (8) months then ended. The financial statements described in subparts (iii) and (iv) above are collectively referred to as the "Most Recent Seller Financial Statements"). The financial statements described in subparts (i), (ii), (iii) and (iv) above are collectively referred to as the "Seller Financial Statements". The Seller Financial Statements:

(i) are true, complete and correct in all material respects as of the respective dates and for the respective periods stated above; *provided, however,* that the balance sheets for the Most Recent Fiscal Month End are subject to normal year-end adjustments and lack footnotes and other presentation items;

(ii) have been prepared from the books and records of the Target Companies;

(iii) fairly present in all material respects the financial position and results of operations of the Target Companies as of the respective dates and for the respective periods stated above; and

(iv) have been prepared pursuant to and in accordance with GAAP applied on a consistent basis (except as expressly set forth in the notes thereto).

(b)   There is no Liability of the Target Companies, nor, to the Knowledge of Seller, is there any Basis for such a Liability to be asserted against the Target Companies, which are not timely and adequately reflected, reserved for or specifically disclosed in the Seller Financial Statements, except for (i) contractual or other obligations of performance (other than obligations arising by reason of a default in performance) not required to be reflected in the Seller Financial Statements under GAAP consistently applied, (ii) Liabilities (other than Liabilities arising by reason of default by any of the Target Companies under any Contract, breach of any warranty, tort, infringement of any third party Intellectual Property or violation of any Legal Requirements) incurred in the Ordinary Course of Business since the Most Recent Fiscal Month End, and (iii) Liabilities reflected on **Schedule 4.3(b)**. No provision in the Seller Financial Statements is necessary, under GAAP, for liability on account of product warranties or with respect to the design, development, manufacture or sale of defective products or the provision of faulty services. Any items of income or expense which are unusual or of a nonrecurring nature are separately disclosed in the Seller Financial Statements, to the extent required by GAAP.

4.4 Litigation.

Except as set forth in **Schedule 4.4**, (i) no Legal Proceeding of any kind or nature or governmental or administrative investigation to which any of the Target Companies or any directors, officers or key employees of any of the Target Companies is a party is now pending or, to the Knowledge of Seller, threatened, (ii) no claim which has ripened into a Legal Proceeding has been made or, to the Knowledge of Seller, threatened against any of the Target Companies and (iii) to the Knowledge of Seller, there will be no such Legal Proceeding or investigation arising out of or relating to any facts, circumstances or conditions existing at any time as of or prior to the Closing, in each case whether or not covered by insurance.

4.5 Licenses and Permits; Compliance with Laws.

(a)   Except as set forth in **Schedule 4.5(a)**, each of the Target Companies owns, holds or possesses in its own name, all Licenses and Permits necessary to entitle it to use its corporate name, to own or lease, operate and use its assets and properties and to carry on and conduct its business and its operations as presently conducted. None of the Target Companies is, in any material respect, in violation of or in default under any Licenses and Permits.

(b)   Except as set forth in **Schedule 4.5(b)**, (i) each of the Target Companies is in compliance in all material respects with each Legal Requirement that is applicable to it or to the conduct or operation of its business or the ownership or use of its assets and (ii) there are no Orders currently in force against any of the Target Companies. No event has occurred or circumstance exists that (with or without notice or lapse of time) (x) may constitute or result in a violation by any of the Target Companies, or a failure on the part of any of the Target Companies, to comply in all material respects with any Legal Requirements, or (y) may give rise

(c)   to any obligation on the part of any of the Target Companies to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

4.6 Taxes.

(a)   Definitions. For purposes of this Agreement:

(i)   The term "Tax" means any of the Taxes, and "Taxes" means (A) all net income, capital gains, gross income, gross receipts, sales, use, *ad valorem*, franchise, capital, profits, license, and other withholding, employment, social security, payroll, transfer, conveyance, documentary, stamp, property, value added, customs duties, minimum taxes, estimated and any other taxes, fees, charges, levies, excises, duties or assessments of any kind whatsoever, together with additions to tax or additional amounts, interest and penalties relating thereto that may be imposed by the federal government or any state, local or foreign government (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), and (B) any Liability for the payment of any amount of any type described in the foregoing clause (A) as a result of a person being a transferee or a member of an affiliated consolidated, unitary or combined group or of a contractual obligation to indemnify any person or other entity prior to the Closing;

(ii)   "Tax Returns" means all returns, reports, statements and forms (including elections, declarations, disclosures, schedules, estimates and information tax returns) required to be filed in respect of any Tax; and

(iii)   "Code" means the Internal Revenue Code of 1986, as amended, including the rules and regulations thereunder and any substitute or successor provisions.

(iv)   "Affiliated Group" means any affiliated group within the meaning of Code §1504(a) or any similar group defined under a similar provision of state, local or foreign law.

(b)   Each of the Target Companies has filed all Tax Returns that it was required to file under all applicable Legal Requirements. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable Legal Requirements. All Taxes due and owing by any of the Target Companies (whether or not shown on any Tax Return) have been paid. None of the Target Companies currently is the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where any of the Target Companies does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Target Companies.

(c)   Each of the Target Companies has withheld and paid or shall timely pay all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d)   No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to any of the Target Companies. None

(e)   of the Target Companies has received from any foreign, federal, state, or local taxing authority (including jurisdictions where the Target Companies have not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against any of the Target Companies. **Schedule 4.6(d)** lists all federal, state, local, and foreign income Tax Returns filed with respect to any of the Target Companies for taxable periods ended on or after December 31, 2001, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. Seller has delivered to Purchaser correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by any of the Target Companies filed or received since December 31, 2001.

4.7 Absence of Certain Changes.

Except as set forth in **Schedule 4.7**, since the Most Recent Fiscal Month End, each of the Target Companies has conducted its business in the Ordinary Course of Business, and there has not occurred with respect to any of the Target Companies and/or the Business:

(i)   any assets becoming subject to any Lien (other than Permitted Liens), whether voluntarily or by operation of law;

(ii)   any cancellation or waiver of any material claims or rights of value, or any sale, transfer, distribution or other disposal of any assets used in the business of the Target Companies, except for sales of any assets in the Ordinary Course of Business;

(iii)   any disposal, cancellation or abandonment of any rights in any patent, trademark, trade name or copyright owned or used by any of the Target Companies, or, to the Knowledge of Seller, any unauthorized disclosure to any person not an employee or other unauthorized disposal of any confidential and proprietary dealer or customer lists;

(iv)   any material increase in the base compensation or other payment to any director or officer of any of the Target Companies, whether now or hereafter payable or granted, or entry into or variation of the material terms of any employment or incentive agreement with any such person (other than increases or variations in base compensation in the Ordinary Course of Business or pursuant to a written agreement in effect on the date hereof);

(v)   any single capital expenditure or commitment for additions to property, plant or equipment, or lease agreement that exceeds $25,000 and that, if purchased, would be reflected in the property, plant or equipment accounts;

(vi)   any material change in any method of accounting or keeping its books of account or accounting practices;

(vii)   any damage, destruction or loss of any asset, whether or not covered by insurance, that exceeds $25,000;

(viii)　any material Contract or License and Permit being entered into or obtained, materially amended or terminated or any material right contained therein being waived, other than in the Ordinary Course of Business;

(ix)　any material changes to the customers, suppliers, sales, products, prices and/or the terms of sales of any of the Target Companies;

(x)　any acquisition of all or substantially all of the stock or assets of any other Person, including any such acquisition structured as a merger or consolidation, or the making of any loan of money to or investment in any other Person (other than Assumed Loans);

(xi)　any creation, incurring or assumption, or commitment to create, incur or assume, any Liabilities, except for accounts payable or other current Liabilities which (i) are not for borrowed money, (ii) were incurred in the Ordinary Course of Business and (iii) have not had and will not have a Material Adverse Effect;

(xii)　the adoption or amendment of or to any bonus, profit sharing, compensation, stock option, stock purchase, pension, retirement, deferred compensation or other plan, agreement, trust, fund or arrangement for the benefit of employees;

(xiii)　the initiation or settlement of any material Legal Proceeding; or

(xiv)　any Material Adverse Change, and to the Knowledge of Seller, there exists no Basis which is reasonably likely to result in any Material Adverse Change.

4.8　Real Properties.

(a)　**Schedule 4.8(a)** lists by street address the real property (the "Central Station Property") subject to the real property lease for the central station located in St. Paul, Minnesota (the "Real Property Lease") and all other real property used by Seller in the Business or in which Seller has an interest (collectively, the "Properties"). **Schedule 4.8(a)** also lists and describes all amendments and modifications to the Real Property Lease. True and complete copies of the Real Property Lease and the other items listed and described on **Schedule 4.8(a)** have been delivered to Purchaser. None of the Target Companies owns, leases or uses any real property other than the Properties listed on **Schedule 4.8(a)**.

(b)　Except as set forth on **Schedule 4.8(b)**, Seller has a valid and enforceable leasehold interest in all of the Properties, free and clear of all Liens or other matters affecting title, use or occupancy, except for Permitted Liens. Except for Permitted Liens and as set forth on **Schedule 4.8(b)**, Seller's rights under such leasehold estates are not subordinate to, or defeasible by, any Liens on the subject real estate, or any prior lease thereon. The Central Station Property is fully accessible by public roads or by easements or private rights of way accessing public roads. There are no material defaults under the Real Property Lease by Seller or, to the Knowledge of Seller, by any other party thereto, and no event has occurred that with the lapse of time or giving of notice or both would constitute a material default thereunder.

(c)   The Central Station Property is served by all utilities, including water, sewage, gas, waste disposal, electricity and telephone necessary in accordance with past practices for the operation of such Property, and Seller is not aware of any inadequacies with respect to such utilities.

(d)   The Properties constitute all interests in real property currently used or currently held for use in connection with the Business and which are necessary for the continued operation of the Business as currently conducted.

(e)   Seller has not received any notice from any insurance company that has issued a policy of insurance with respect to the Central Station Property requiring performance of any structural or other repairs or alterations to the Central Station Property.

(f)   Except as set forth on **Schedule 4.8(a)**, none of the Target Companies owns or holds, nor is obligated under or a party to, any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any real estate or any portion thereof or interest therein.

(g)   No Governmental Entity having jurisdiction over the Properties has, nor has any other Person, given any notice to Seller of a possible future imposition of assessments affecting the Properties or to exercise the power of eminent domain, and Seller has no knowledge of any such contemplated actions.

(h)   None of the Target Companies has previously owned any real property.

4.9 Contracts and Commitments.

(a)   **Schedule 4.9(a)** lists all of the existing Contracts to which any of the Target Companies is a party, other than the Assumed Alarm Contracts and the Assumed Loans, whether written or unwritten, which are in any way necessary for the continued conduct and operation of the business of any of the Target Companies. Seller has previously made available to Purchaser copies of all written instruments evidencing the items listed in **Schedule 4.9(a)**, the Assumed Alarm Contracts, the Assumed Loans, the Account Purchase Contracts and a reasonably representative sampling of Retail Contracts used by Seller during the last three (3) years.

(b)   With respect to all of the Contracts listed in **Schedule 4.9(a)**, the Assumed Alarm Contracts, the Account Purchase Contracts and the Assumed Loans: (i) all are valid and binding obligations of the Target Companies that are parties thereto and, to the Knowledge of Seller, of all of the other parties thereto, in full force and effect and enforceable in accordance with their respective terms, except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors rights generally and by general equitable principles, and (ii) to the Knowledge of Seller there has occurred no event which would constitute any material breach of or material default in any provision thereof or which would permit the acceleration or termination of any obligation of any party thereto or the creation of a Lien upon any asset of the Target Companies or which would give rise to any of the foregoing upon the giving of notice or lapse of time or both. Seller has no Knowledge that any wholesale alarm dealer, material supplier or that a significant number of retail customers of any of the Target Companies intends to cease dealing with such Target Company other than attrition under Retail Contracts consistent with historical attrition rates. Except as will be separately identified on **Schedule 4.9(a)**, no approval or consent of any Person is needed in order that the Contracts listed on **Schedule 4.9(a)**, the Assumed Loans, the Account Purchase Contracts and the Assumed Alarm Contracts (A) continue in full force and effect immediately following the consummation of the transactions contemplated by this Agreement and (B) can be assigned to and assumed by Purchaser and remain in full force and effect after such assignment and assumption. There is no Liability of the Target Companies, nor, to the Knowledge of Seller, is there any Basis for such a Liability to be asserted against the Target Companies under any Account Purchase Contract.

(c)   The Assigned Rights, the Assumed Loans and the Assumed Alarm Contracts are in full force and effect, enforceable in accordance with their respective terms (except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors rights generally and by general equitable principles) and valid and binding obligations of the parties thereto and will at the Closing be assigned to Purchaser free and clear of all Liens (other than Permitted Liens); provided however, that Licenses and Permits issued by Governmental Entities are assigned subject to such restrictions, conditions or prohibitions on transferability as may be applicable.

4.10 Intellectual Property.

Any Intellectual Property, to the extent directly or indirectly owned, licensed, used, required for use or controlled in whole or in part by any of the Target Companies (or owned, licensed or controlled in whole or in part by any present or former officer, director or other employee of any of the Target Companies), are listed by Seller (or in the case of trade secrets and secret processes, generally described) in **Schedule 4.10** ("Seller Intellectual Property"). **Schedule 4.10** also lists all licenses and other Contracts allowing any of the Target Companies to use Intellectual Property rights of third parties in the United States or foreign countries. Except as set forth in **Schedule 4.10** and except as otherwise described in Section 4.9(c), (a) Seller, directly or through one of the Seller Subsidiaries, is the sole and exclusive owner of the Seller Intellectual Property free and clear of any Liens (other than Permitted Liens), licenses or sublicenses, and no governmental registration of any of the Seller Intellectual Property has lapsed, expired or been canceled, abandoned, opposed or, to the Knowledge of Seller, is the subject of a re-examination request, (b) there have been no claims and Seller does not have any Knowledge of any Basis for any claim, challenging the scope, validity or enforceability of any of the Seller Intellectual Property and no fees, royalties or other payments by any of the Target Companies are required in connection with the use of the Seller Intellectual Property by Seller, (c) to the Knowledge of Seller, there are no instances where it has been held, claimed or alleged, whether directly or indirectly, and Seller does not have any Knowledge of any Basis upon which a claim could reasonably be made, that any activity of any of the Target Companies infringes upon, misappropriates, misuses or violates the Intellectual Property of any third party or that any activity of any third party infringes upon any of the Seller Intellectual Property. The Target Companies have been and are now conducting their respective businesses in a manner which has not been and is not now in violation of any Intellectual Property of another and does not require a license or other proprietary right from another Person to so operate such businesses. The Target Companies own or otherwise have the legal right to use all Intellectual Property reasonably necessary for the conduct of their respective businesses as now conducted and the Target Companies have not forfeited or otherwise relinquished any such Intellectual Property reasonably necessary for the conduct of such businesses as now conducted.

4.11 No Consent Requirements.

Except as set forth in **Schedule 4.11**, no consent, approval, authorization, order, filing, registration or qualification of or with any Governmental Entity is required to be made or obtained by any of the Target Companies in connection with the execution and delivery of this Agreement by Seller or the consummation of the transactions contemplated hereby.

4.12 Authorization.

Seller has corporate power, authority and legal capacity to enter into this Agreement and the other agreements, documents, instruments and certificates contemplated hereby (the "Ancillary Agreements") to which Seller is a party, and to consummate the transactions contemplated herein and therein. This Agreement has been duly and validly executed and delivered by Seller and the Ancillary Agreements, upon due execution and delivery by Purchaser, will have been duly and validly executed and delivered by Seller, and each such agreement is or upon execution will be a valid and legally binding obligation of Seller, enforceable in accordance with its terms, except to the extent that enforceability of the Agreement and the Ancillary Agreements may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws at the time in effect affecting the rights of creditors generally and by equitable principles.

4.13 Personal Property.

(a)   Each of the Target Companies has good and marketable title to all items of personal property of any kind or nature owned by it, and has a valid leasehold interest or other legal right to use all other personal property used by it, free and clear of all Liens, except for (i) Permitted Liens and (ii) those Liens listed in **Schedule 4.13**. At the Closing, title to the Purchased Assets will be transferred to Purchaser free and clear of all Liens, other than Permitted Liens. All items of personal property which, individually or in the aggregate, are material to the operation of the businesses of the Target Companies are in good condition and in and in a state of good maintenance and repair, normal wear and tear excepted, and are suitable for the purposes used.

(b)   Except as set forth in **Schedule 4.13**, each of the Target Companies has a valid leasehold interest under each of the Personal Property Leases under which it is a lessee and there is no material default under any Personal Property Leases by either the applicable Target Company or, to the knowledge of Seller, by any other party thereto, and no event has occurred that with the lapse of time or giving of notice or both would constitute a material default thereunder. All of the items of personal property used by any of the Target Companies under the Personal Property Leases and material to the Business are in good condition and repair, normal

(c)   wear and tear excepted, and are suitable for the purposes used. Seller shall deliver or make available to Purchaser prior to the Closing complete and correct copies of the Personal Property Leases.

4.14 Environmental Matters.

(a)   For purposes of this Agreement, "Environmental, Health and Safety Requirements" shall mean any federal, state, local or foreign statute, regulation, ordinance or other provision having the force or effect of law, the common law, and any judicial or administrative Order or determination concerning public health and safety, worker health and safety, and pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, all of the foregoing as amended and as now or hereafter in effect.

(b)   To the Knowledge of Seller, except as set forth on **Schedule 4.14** (i) the Properties, the use of the Properties and the conduct of the business of the Target Companies thereon have not violated any Environmental, Health and Safety Requirements (except for violations of an immaterial nature which will not result in any Liability to Purchaser). The Target Companies have utilized, handled, stored, delivered for disposal, disposed of and transported all wastes, whether hazardous or not, in compliance in all material respects with all Environmental, Health and Safety Requirements and so as not to contaminate any of the Properties or any other properties and so as not to give rise to any reporting, remediation or clean-up obligation under any Environmental, Health and Safety Requirement. The Properties, including buildings, fixtures, machinery, equipment and inventory, have not been contaminated, tainted or polluted as a result of activities conducted by any of the Target Companies or, to the Knowledge of Seller, by any other Person, the migration of contaminants from any adjacent property. None of the Properties appears on the National Priority List or any federal, state, local or foreign listing which identifies sites for remedial clean-up or investigatory actions. To the Knowledge of Seller, no asbestos, PCB's, urea-formaldehyde, underground storage tanks or plating operations are or were located on the Properties, and, to the Knowledge of Seller, none of the Properties have been used to handle, treat, store or dispose of or has been contaminated (including contamination of soils, subsurface groundwater and surface waters located on, in or under such premises) with or by pollutants, wastes, or any other substances, which contamination may give rise to a reporting, remediation or clean-up obligation with respect to such Properties or the property of others under any Environmental, Health and Safety Requirement.

4.15 Labor Relations; Employee Benefit Plans.

Except as described in **Schedule 4.15(a)**, no employees of any of the Target Companies are represented by a union or other labor organization. Each of the Target Companies has complied in all material respects with all applicable Legal Requirements affecting employment and employment practices, terms and conditions of employment and wages and hours, and has not engaged in any unfair labor practice. There has been no complaint alleging unfair labor practices by any of the Target Companies filed with the National Labor Relations Board. There has been no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of Seller, threatened against or affecting any of the Target Companies. There has been no grievance or arbitration proceeding against any of the Target Companies arising out of or under a collective bargaining agreement and no Basis therefor exists. No agreement which is binding on any of the Target Companies restricts any of the Target Companies from relocating or closing any of its operations. None of the Target Companies has experienced any work stoppage since January 1, 2000. There are no Employee Benefit Plans of any of the Target Companies or of any entities related to any of the Target Companies such that they are described in Sections 414(b), (c), or (m) of the Code (the "ERISA Affiliates") which are subject to the provisions of ERISA, other than those which are listed and included as part of **Schedule 4.15(b)**. Except as described on **Schedule 4.15(c)**, none of the Target Companies nor their Affiliates maintains or has ever maintained a defined benefit Employee Pension Benefit Plan which is or was subject to Title IV of ERISA; none of the Target Companies nor any of the Target Companies' ERISA Affiliates has ever been required to contribute to any Multiemployer Plan; and none of the Target Companies nor any of the Target Companies' ERISA Affiliates offers health benefits to retirees, other than continuation coverage pursuant to ERISA Sections 601 - 609. **Schedule 4.15(d)** lists and describes all of the Employee Welfare Benefit Plans and Employee Pension Benefit Plans of any of the Target Companies, including any which have been terminated since January 1, 2000. The terminations of all such Employee Pension Benefit Plans have been approved by the Internal Revenue Service and, in the case of any defined benefit pension plan, by the Pension Benefit Guaranty Corporation, and copies of any determination letters or "notices of deficiency" issued by the Internal Revenue Service with respect to any Employee Pension Benefit Plans are attached as **Schedule 4.15(e)**.

4.16 Condition and Extent of Property.

All buildings and improvements and all of the machinery and equipment owned or used by any of the Target Companies and material to the Business are in good operating condition and repair (subject to normal wear and tear), have been maintained in accordance with commercially reasonable practice and, as applicable, in accordance with all material obligations under the Real Property Lease. The Purchased Assets and the Excluded Assets constitute all of the assets and properties owned by Seller as of the Closing.

4.17 Compensation and Other Benefits.

Seller has previously provided to Purchaser the names, positions and annual salaries of all officers and employees of each of the Target Companies, together with the amount of bonuses and description of agreements or arrangements for commissions and other compensation or benefits of any nature to be paid or provided to any of such persons pursuant to agreement, custom or present understanding. Except for group policies included in **Schedule 4.25**, there is no insurance policy on the life of any of such officer or other person, the premium for which is paid, or contributed to, by any of the Target Companies.

4.18 Seller Subsidiaries.

4.18.1 Ownership and Transfer of Shares.

Seller is the record and beneficial owner of the Shares, free and clear of any and all Liens (other than Permitted Liens). Seller has the authority and power to sell, transfer, assign and deliver such Shares as provided in this Agreement, and such delivery will convey to Purchaser good title to such Shares, free and clear of any and all Liens (other than Permitted Liens).

4.18.2 Capitalization.

(a) As of the Closing,

(i) the authorized capital stock of SPN consists of 5,000 shares of common stock (no par value), of which five shares are issued and outstanding and owned beneficially and of record by Seller, and the authorized capital stock of SCC consists of 5,000 shares of common stock (no par value), of which 500 shares are issued and outstanding and owned beneficially and of record by Seller;

(ii) all of the Shares were duly authorized for issuance and are validly issued, fully paid and non-assessable, and

(iii) there is no existing option, warrant, call, right, commitment or other agreement of any character to which Seller or the Seller Subsidiaries is a party requiring, and there are no securities of the Seller Subsidiaries outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares of capital stock or other equity securities of the Seller Subsidiaries or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of the Seller Subsidiaries, and there are no incentive units, phantom stock or similar arrangements outstanding.

(b) Neither Seller nor the Seller Subsidiaries is a party to any voting trust or other voting agreement with respect to any of the Shares or the unissued capital stock of the Seller Subsidiaries or to any agreement relating to the issuance, sale, redemption, transfer or other disposition of the capital stock of the Seller Subsidiaries.

4.18.3 Corporate Records; Bank Accounts.

(a) Seller has delivered to Purchaser true, correct and complete copies of (i) the Certificate of Incorporation of each of the Seller Subsidiaries (certified by the Secretary of State of Delaware) and (ii) the Bylaws of each of the Seller Subsidiaries (certified by the secretary, assistant secretary or other appropriate officer of such Seller Subsidiary).

(b) The minute books of each of the Seller Subsidiaries made available to Purchaser contain substantially complete records of all meetings for which minutes were taken, and reflect other corporate actions, of the stockholders and board of directors (including any committees thereof) of such Seller Subsidiary. To the extent required by applicable Legal Requirements and its Certificate of Incorporation and Bylaws, all corporate action of each Seller Subsidiary has been duly authorized and adopted by such Seller Subsidiary's board of directors and stockholders. The stock certificate books and stock transfer ledgers of each of the Seller Subsidiaries made available to Purchaser are true, correct and complete. Any applicable stock transfer Taxes and fees of any Governmental Entity levied or payable with respect to all transfers of the Shares prior to the Closing have been paid and any applicable transfer tax stamps affixed.

(c) **Schedule 4.18.3** sets forth a complete list containing the names of all banks or any other financial institutions which are depositories of funds of such Seller Subsidiary and the names and locations of any institutions in which such Seller Subsidiary has safe deposit boxes and the names of the persons having access thereto.

4.19 Related Party Transactions.

Schedule 4.19 lists each Contract of the Target Companies with any current or former Affiliate of a Target Company or any Person in which a Target Company or any current or former Affiliate of a Target Company had a direct or indirect interest. To the Knowledge of Seller, no employee of any of the Target Companies has violated the published business policies of such Target Company or of any third party with respect to gifts, services or corporate business practices. None of the Target Companies has any outstanding loans or other advances directly or indirectly to or from any current or former officer, director or employee of any of the Target Companies, other than travel and business expense advances in the Ordinary Course of Business. **Schedule 4.19** lists any officer or any employee of any of the Target Companies with annual compensation in excess of $50,000 who terminated employment with such Target Company since January 1, 2004. Seller has no knowledge that any current officer or other key employee of any of the Target Companies is considering the termination of his or her employment.

4.20 Payables.

All accounts payable of each of the Seller Subsidiaries reflected in the Most Recent Seller Financial Statements or arising after the Most Recent Fiscal Month End are the result of bona fide transactions in the Ordinary Course of Business and have been paid or are not yet due and payable.

4.21 Accounts Receivable.

All accounts receivable of each of the Target Companies reflected in the Most Recent Seller Financial Statements or arising after the Most Recent Fiscal Month End (the "Accounts Receivable"), including those arising under the Assumed Alarm Contracts, have arisen from bona fide transactions in the Ordinary Course of Business consistent with past practice. Adequate reserves have been reflected in the Most Recent Seller Financial Statements for doubtful accounts, which reserves were and will be calculated in a manner consistent with past practice and in accordance with GAAP consistently applied.

4.22 Inventories.

All inventory of each of the Target Companies is in good and marketable condition, not obsolete or defective, and useable or saleable in the Ordinary Course of Business, except for shorts, slow-moving, obsolete or otherwise unusable inventory reflected in the Most Recent Seller Financial Statements. Adequate reserves have been reflected in the Most Recent Seller Financial Statements for shorts, slow-moving, obsolete or otherwise unusable inventory, which reserves were and will be calculated in a manner consistent with past practice and in accordance with GAAP consistently applied.

4.23 Other Businesses.

Other than Seller's ownership of the Shares, none of the Target Companies owns, directly or indirectly, any interest or has any investment in any corporation or other business. Other than Seller's ownership of the Shares and the ownership of non-controlling interests in securities of corporations the shares of which are publicly traded, none of the Target Companies, and, to the Knowledge of the Seller, none of the Target Companies' Affiliates nor any of the Target Companies' or the Target Companies' Affiliates' directors and officers own directly or indirectly any interest or have any investment or profit participation in any Person which is a competitor of or which directly or indirectly does business with any of the Target Companies.

4.24 Product Liability and Working Conditions.

Except as set forth on **Schedule 4.24**, none of the Target Companies has any Liability arising out of (a) defective products (including liability on account of product warranties) or services other than repairs to be made in the Ordinary Course of Business, or (b) any injury to individuals or property as a result of the ownership, possession or use of any product manufactured, sold, leased, provided or performed by or on behalf of any of the Target Companies at any time prior to the Closing or (c) working conditions of any of the Target Companies as they existed at any time prior to the Closing.

4.25 Insurance.

Schedule 4.25 contains a full, complete and accurate list of all policies of insurance and self-insurance programs of the Target Companies or of any of their Affiliates insuring the Target Companies, their employees and/or their assets against casualty, liability or other risks, and such policies and programs provide adequate coverage for all risks normally insured against with commercially reasonable deductible amounts. All of the policies and self-insurance programs of insurance to be described therein are in full force and effect as stated therein and the premiums therefor have been paid as they became due.

4.26 Disclosures and Material Facts.

Neither this Agreement nor any Schedules or other documents or certificates to be furnished to Purchaser pursuant hereto contain or will contain any untrue statement of a material fact or will omit to state a material fact necessary to make the factual statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

4.27 Brokers; Finders.

None of the Target Companies nor any of their Affiliates has any Liability to pay any fees or commissions to any broker, finder, financial advisor or agent (other than attorneys' fees and fees of accountants) with respect to the transactions contemplated by this Agreement.

ARTICLE 5.   REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller that the following statements contained in this Article 5 are correct and complete as of the Closing:

5.1 Organization and Standing.

Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware, and has all corporate power and authority to carry on the businesses in which it is engaged, to own and use the properties owned and used by it, to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform its obligations hereunder.

5.2 Authorization.

Purchaser has corporate power, authority and legal capacity to enter into this Agreement and the Ancillary Agreements to which Purchaser is a party, and to consummate the transactions contemplated herein and therein. This Agreement has been duly and validly executed and delivered by Purchaser and the Ancillary Agreements, upon due execution and delivery by Seller, will have been duly and validly executed and delivered by Purchaser, and each such agreement is or upon execution will be a valid and legally binding obligation of Purchaser, enforceable in accordance with its terms, except to the extent that enforceability of the Agreement and the Ancillary Agreements may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws at the time in effect affecting the rights of creditors generally and by equitable principles.

5.3 No Conflict.

The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not (i) result in the acceleration of or the creation in any party of any right to accelerate, terminate, modify or cancel any Contract or other Liability to which Purchaser is a party or by which it is bound or to which any of its assets is subject, or result in a default under or violation of any material Lien, Contract or other Liability to which it is a party or by which it is bound or to which any of its assets is subject or result in the creation of any Lien upon any of said assets, (ii) conflict with or result in a breach of or constitute a default under any provision of the Certificate of Incorporation or Bylaws (or other constitutive documents) of Purchaser, or (iii) violate or result in a breach of or constitute a default under any Order or Legal Requirement to which Purchaser is subject, except in each of clauses (i) and (iii) above, for such accelerations, terminations, modifications, cancellations, defaults, liens, encumbrances or violations as would not have a material adverse effect on the ability of Purchaser to consummate the transactions contemplated hereby.

5.4 Brokers, Finders.

Neither Purchaser nor any of its Affiliates has any Liability to pay any fees or commissions to any broker, finder, financial advisor or agent (other than attorneys' fees and fees of accountants) with respect to the transactions contemplated by this Agreement.

5.5 Consent Requirements.

No consent, approval, authorization, order, filing, registration or qualification of or with any Governmental Entity is required to be made or obtained by Purchaser in connection with the execution and delivery of this Agreement by Purchaser or the consummation by Purchaser of the transactions contemplated hereby.

ARTICLE 6. COVENANTS AND AGREEMENTS

6.1 Handling of Seller's Employees.

6.1.1 Termination by Seller; Offers of Employment by Purchaser.

As of the Closing, Seller shall terminate the employment of all of its employees other than Kelly Bond (who will have resigned prior to the Closing), Jeff Peiper and Craig Hock, and Purchaser will offer to employ all of such terminated employees, with substantially similar compensation and benefits as are provided by Seller and with such employees being credited with years of service of Seller for purposes of participation and benefits accruals under Purchaser's benefit plans, it being understood that at any time after the Closing, Purchaser may terminate any such employee for any reason or no reason, it being further understood that, subject to Section 6.1.2 below, Purchaser shall be solely responsible for all liabilities and obligations owed to such employee arising after the Closing in connection with his or her employment by Purchaser or arising in connection with such employee's subsequent termination by Purchaser. As to such employees being terminated by Seller as of the Closing, Seller shall notify each of them in writing that by reason of the sale of the Business their employment with Seller is being terminated as of the Closing and that each will be offered new employment by Purchaser.

6.1.2 Severance Pay.

As part of Purchaser's employment offer to Seller's employees pursuant to Section 6.1.1 above, other than with respect to Mike Fields, Dan Linscott, Jason Grelle and Jackie Schmidt, Purchaser shall agree to pay each employee severance pay in the amount of three (3) months of such employee's base salary or wages in the event that Purchaser terminates such employee within six (6) months after the Closing Date due to (a) sourcing such employee's duties elsewhere within Purchaser and/or its Affiliates or (b) relocating the operations of the Business with respect to such employee to a location outside of the general Dallas, Texas area. In the event that such severance pay becomes payable by Purchaser, Seller shall reimburse Purchaser for fifty percent (50%) of (a) the total amount of such severance payments plus (b) the amount of the employment taxes payable by Purchaser in respect of such severance payments within ten (10) days after Purchaser delivers notice to Seller that it has made such payments, which notice shall include a schedule of the payments and the employment taxes payable thereon.

6.1.3 **Seller's Employment of Craig Hock.**

Seller agrees to continue employing Craig Hock for a period of six (6) months after the Closing Date, during which time Seller agrees to make Mr. Hock available to Purchaser during normal business hours to assist with the operation of the Business. If prior to the end of such six-month period, Mr. Hock ceases to provide his services to Purchaser (excluding by reason of Purchaser's decision to voluntarily terminate this arrangement), Seller shall promptly pay to Purchaser an amount calculated as $95,670 multiplied by a fraction, the numerator of which is the number of days from the date that Mr. Hock first ceases to provide services until the date six (6) months after the Closing Date and the denominator of which is 182. Purchaser shall reimburse Seller for out-of-pocket expenses reasonably occurred by Mr. Hock in the performance of services for the Business in accordance with Purchaser's expense reimbursement policies in effect from time to time. After such six (6) month period, Seller shall make Mr. Hock available to Purchaser, if at all, on such terms and conditions as are mutually agreed upon by Seller and Purchaser.

6.2 **Seller's Tradename and Trademarks.**

Upon Closing, Seller shall cease using the Seller's Names and any and all trade names used by Seller prior to the Closing; provided, however, that Seller shall have a limited license to use such names solely for the purposes of enforcing this Agreement and the Ancillary Agreements, winding up the affairs of Seller or dissolving Seller. Such limited license shall not be assigned or sublicensed by Seller and shall not be used to conduct any aspect of the Business, nor shall Seller permit it to be used in any way which would constitute a violation of any of the provisions of the Non-Solicitation Agreement that Seller is entering into in favor of Purchaser at the Closing. Seller shall assist Purchaser in obtaining the full and exclusive right to use all names included within the Intellectual Property being transferred to Purchaser hereunder. Without limiting the generality of the foregoing, promptly following Closing, Seller shall cause its corporate name to be changed so as to avoid any confusion with Purchaser's use of the Seller's Names from and after Closing.

6.3 **Non-Solicitation.**

Concurrent with the Closing, each of Seller, Jeff Peiper, Craig Hock, Mike Fields and Dan Linscott shall enter into a Non-Solicitation/Non-Competition Agreement in favor of Purchaser in a form acceptable to Purchaser (collectively, the "Non-Solicitation Agreements").

6.4 Billing of Wholesale Accounts.

From and after the Closing, all communications with the third party dealers under the Dealer Contracts and the Subscribers under the Retail Contracts shall be made solely by Purchaser and/or its Affiliates, and Seller shall not initiate any such communications and shall refer any inquiries or requests by any such Persons to Purchaser for handling.

6.5 Telecommunications.

Seller shall cooperate with Purchaser to have the telephone numbers specified in **Schedule 1.2(d)** properly assigned to the Purchaser by the telephone company or companies providing such telephone numbers.

6.6 Use of Dallas Facilities.

During the six (6) months after the Closing, Seller shall allow Purchaser to utilize the real property leased by Seller in Dallas, Texas; provided, however, that Seller shall retain the right to use at least one office equipped with a telephone, computer and internet access. In consideration of Seller allowing Purchaser to utilize such property (and whether or not Purchaser utilizes such property during the entire period), Purchaser shall pay Seller, no later than 3 Business Days prior to the date Seller's monthly lease payment to the lessor of such real property is due, (a) during each of the first three (3) months of such period, an amount equal to 75% of all amounts owed by Seller under such lease with respect to each such month, and (b) during each of the final three (3) months of such period, an amount equal to 50% of all amounts owed by Seller under such lease with respect to each such month. After such six (6) month period, Purchaser shall utilize such real property, if at all, on such terms and conditions as are mutually agreed upon by Seller and Purchaser.

ARTICLE 7.   CLOSING DATE; CONDITIONS AND TRANSACTIONS

7.1 Closing Date and Place.

On the terms and subject to the conditions of this Agreement, the conveyance of the Purchased Assets and the Assigned Rights by Seller to Purchaser and the assumption of the Assumed Liabilities by Purchaser (the "Closing") shall take place on the Closing Date. A pre-closing shall take place at the offices of Jones, Kaufman & Ackerman LLP in Los Angeles, California or at such other place as is mutually agreed upon by Purchaser and Seller on September 30, 2005 (the "Pre-Closing Date"), on which date the Parties shall execute and exchange this Agreement and the Ancillary Agreements and Purchaser shall deliver funds, all to be held in trust by the receiving Party pending the effective time and date of the Closing. Notwithstanding the timing of the execution and exchange of documents and the payment of funds, the Closing shall be deemed completed at 12:01 a.m. Central Daylight Time on the Closing Date. All actions taken at the Closing will be considered as having been taken simultaneously and no such actions will be considered to be completed until all such actions have been completed.

7.2 **Deliveries by Seller.**

On the Pre-Closing Date, Seller shall deliver or cause to be delivered to Purchaser the following:

7.2.1 **Secretary's Certificate.**

A Certificate of the Secretary of Seller, dated the Closing Date, attaching and certifying as to Seller's Certificate of Incorporation and the resolutions of Seller's Board of Directors authorizing and approving this Agreement and the consummation of the transaction contemplated hereby, and certifying as to the incumbency of each person executing (as a corporate officer or otherwise) any document executed by the Seller and delivered to Purchaser pursuant to this Agreement.

7.2.2 **Bill of Sale.**

A Bill of Sale, Assignment and Assumption Agreement (the "Bill of Sale"), duly executed by Seller, transferring and assigning to Purchaser all right, title and interest of Seller in and to the Purchased Assets, free and clear of Liens, other than Permitted Liens, together with such documentation, including allonges, as is reasonably requested by Purchaser to assign, transfer, convey and deliver all of the loan documents related to or otherwise evidencing or securing the Assumed Loans.

7.2.3 **Shares.**

All stock certificates evidencing the Shares duly endorsed in blank or accompanied by stock powers duly endorsed in blank, in proper form for transfer, and with any required stock transfer tax stamps affixed.

7.2.4 **Non-Solicitation Agreements.**

The Non-Solicitation Agreements duly executed by all parties thereto (other than Purchaser).

7.2.5 **Opinion.**

An opinion of Reinhart Boerner Van Deuren s.c., counsel to Seller, in a form acceptable to Purchaser.

7.2.6 **Escrow Agreement.**

The Escrow Agreement duly executed by Seller.

7.3 <u>Deliveries by Purchaser.</u>

On the Pre-Closing Date, Purchaser shall deliver or cause to be delivered to Seller the following:

7.3.1 <u>Secretary's Certificate.</u>

A Certificate of the Secretary of Purchaser, attaching a copy of and certifying as to Purchaser's Certificate of Incorporation and the resolutions of Purchaser's Board of Directors authorizing and approving this Agreement and the consummation of the transaction contemplated hereby, and certifying as to the incumbency of each person executing (as a corporate officer or otherwise) any document executed by the Purchaser and delivered to Seller pursuant to this Agreement.

7.3.2 <u>Payment.</u>

The Provisional Purchase Price, <u>less</u> the Holdback Amount.

7.3.3 <u>Bill of Sale.</u>

A counterpart to the Bill of Sale duly executed by Purchaser, which will evidence Purchaser's assumption of the Assumed Liabilities.

7.3.4 <u>Escrow Agreement.</u>

The Escrow Agreement duly executed by Purchaser.

ARTICLE 8. NON-TAX INDEMNIFICATION

8.1 <u>Indemnification by Seller.</u>

Subject to Sections 8.2, 8.3, 8.4 and 9.9 below, and without limiting any other rights available to Purchaser with respect to Special Claims (as defined below), Seller shall indemnify, defend and hold harmless Purchaser and Purchaser's Affiliates (the "<u>Purchaser Indemnified Parties</u>") from, against and with respect to any claim, liability, obligation, loss, damage, assessment, judgment, settlement, cost and expense, including reasonable attorneys' and accountants' fees, and costs and expenses reasonably incurred in investigating, preparing, defending against or prosecuting any litigation or claim, action, suit, proceeding or demand (individually, a "<u>Loss</u>" and collectively, "<u>Losses</u>"), of any kind or character, arising out of or in any manner incident, relating or attributable to (a) any inaccuracy or incompleteness in any representation or breach of any warranty of Seller contained in this Agreement or the Ancillary Agreements or in any certificate, instrument of transfer or other document or agreement executed by Seller in connection with this Agreement or otherwise made or given by Seller in connection with this Agreement (together with this Agreement and the Ancillary Agreements, the "<u>Seller Agreements</u>"), (b) any failure by the Selling Parties to perform or observe, or to have performed or observed, in full, any covenant or agreement to be performed or observed by Seller under any of the Seller Agreements, (c) the enforcement of Purchaser's rights under the Seller Agreements, (d) the Excluded Liabilities, (e) that certain litigation between Dave Fields and Sylvia Fields, as plaintiffs, and Seller, Jeffrey Peiper, Paul Rhines, Robert Kuk and Larry Maddox, as defendants, any counterclaims or cross-claims related thereto or any other litigation between any of such plaintiffs and any of such defendants (collectively, the "<u>Fields Litigation</u>"), or (f) any claim, demand or allegation by any third party relating to any of the foregoing.

8.2 Limitations on Indemnification.

Notwithstanding anything to the contrary contained in this Agreement, Seller shall not be liable for indemnification for any Losses arising under Sections 8.1 and 9.1, other than with respect to Special Claims, unless the amount of such Losses for which Seller would, but for the provisions of this Section 8.2, be liable exceeds, on an aggregate basis, $150,000 (the "Indemnification Threshold"), in which case Seller shall, subject to the other limitations set forth in this Section 8.2 and in Sections 8.3 and 8.4, be liable for all Losses, including those used in calculating the Indemnification Threshold; provided, however, that the Indemnification Threshold shall not be applicable to (a) claims against Seller pursuant to Section 8.1 or 9.1 based upon Seller's fraud or intentional misrepresentation, (b) claims against Seller pursuant to Section 9.1 related to income or franchise Taxes, or (c) claims arising under Section 8.1(b), other than claims arising (i) from Seller's failure to pay, honor and discharge any Excluded Liabilities in accordance with Section 3.2 or (ii) under Article 9 with respect to Taxes other than income and franchise Taxes, (d) claims arising under Section 8.1(e) above, or (e) claims arising under Section 8.1(f) above to the extent relating to the claims described in subparts (c) and (d) of this Section 8.2 (collectively, the "Special Claims"). Notwithstanding anything to the contrary contained in this Agreement, in no event will the aggregate liability of Seller pursuant to Sections 8.1 and 9.1 exceed the Indemnity Holdback Amount; provided, however, that the indemnification obligations against Seller will not be so limited with respect to Special Claims. The amount of Losses for which indemnification is sought under Sections 8.1 and 9.1 shall be reduced by the net, after-tax recoveries which the applicable Purchaser Indemnified Party receives under insurance policies with respect to such Losses.

8.3 Indemnity Holdback.

In seeking indemnification to which the Purchaser Indemnified Parties are entitled under Articles 8 and 9 of this Agreement, other than with respect to Special Claims, the exclusive remedy of the Purchaser Indemnified Parties shall be the right to set off any and all amounts for which Seller is required to indemnify a Purchaser Indemnified Party pursuant to Section 8.1 above against any amounts to be paid to Seller out of the Indemnity Holdback Amount pursuant to the Escrow Agreement, provided that notice of a claim for indemnification is given by Purchaser under Section 8.6 below and the notice specifies that payment will be sought in part or in whole as an offset. Neither the exercise of nor the failure to give a claim notice under Section 8.6 which seeks an offset shall constitute an election of remedies or limit Purchaser in any manner in the enforcement of any other remedies that may be available to Purchaser with respect to Special Claims, whether under this Agreement, under any other of the Seller Agreements or under law or in equity. If the amount of such

Loss is not fully liquidated at the time the claim for indemnification is made, then the amount being claimed as an offset shall continue to be held by the Escrow Agent until the earlier of the date when (i) Seller and Purchaser mutually agree upon the use and disposition of the offset funds, or (ii) the amount of the Loss is fully liquidated. As used in this Section 8.2, a third party claim shall not be considered liquidated until it has been finally resolved, whether by settlement or compromise, negotiation, final judgment (including all appeals) or otherwise in accordance with the procedures set forth in Section 8.6 below. On the date one (1) year after the Closing Date, Escrow Agent shall pay to Seller by wire transfer the remaining balance of the Indemnity Holdback Amount, provided the aggregate amounts of all "Disputed Claims" and the amounts of any then-current "Demands" (as such terms are defined in the Escrow Agreement) shall continue to be held by the Escrow Agent and subsequently paid to Purchaser and/or Seller in accordance with the terms of the Escrow Agreement. All interest and/or income accrued on the Indemnity Holdback Amount shall be paid by Escrow Agent to Seller.

8.4 <u>Seller's Representations and Warranties.</u>

The representations and warranties contained in this Agreement and in any of the other Seller Agreements to be delivered at the Closing, and the obligations of Seller pursuant to Section 8.1 above and Section 9.1 below, shall, except as otherwise provided in this Section 8.4, survive the Closing. The obligations of Seller pursuant to Section 8.1 above shall survive with respect to each representation and warranty made by Seller herein or therein for the same period of time as that during which the associated representation or warranty survives. Notwithstanding the expiration of any period limiting the duration of the obligations of Seller under Section 8.1(a), such obligations shall continue with respect to all claims as to which Purchaser has given Seller notice prior to such expiration date. Notwithstanding anything to the contrary contained in this Agreement or in the other Seller Agreements, all representations and warranties by Seller contained herein and in the other Seller Agreements shall survive the Closing (a) until the expiration of all applicable statute of limitations, as to those representations and warranties contained in Section 4.6 above to the extent relating to income or franchise Taxes, and (b) for a period expiring one (1) year after the Closing Date as to all other representations and warranties of Seller contained in this Agreement or in any of the other Seller Agreements. Notwithstanding anything contained in this Section 8.4 to the contrary, the covenants and agreements of the Parties contained in this Agreement and in all of the other Seller Agreements and Purchaser Agreements shall survive the Closing in accordance with their respective terms.

8.5 <u>Purchaser's Representations and Warranties.</u>

The representations and warranties of Purchaser contained in this Agreement or in any of the other Purchaser Agreements, and the obligations of Purchaser pursuant to Section 8.6 below, shall, except as otherwise provided in this Section 8.5, survive the Closing. Purchaser's obligations pursuant to Section 8.6(a) below shall survive with respect to each representation and warranty made by Purchaser in the Purchaser Agreements for the same period of time as that during which the associated representation or warranty survives. Notwithstanding anything to the contrary contained in the Purchaser Agreements, all representations and warranties by Purchaser contained in the Purchaser Agreements shall survive for a period of one (1) year after the Closing Date.

8.6 Indemnification by Purchaser.

Without limiting any other rights or remedies available to Seller, Purchaser shall indemnify, defend and hold harmless Seller and its Affiliates (the "Seller Indemnified Parties") from, against and with respect to any Loss of any kind or character, arising out of or in any manner incident, relating or attributable to (a) any inaccuracy or incompleteness in any representation or breach of any warranty of Purchaser contained in this Agreement, the Ancillary Agreements or in any certificate, instrument of transfer or other document or agreement executed by Purchaser in connection with this Agreement or otherwise made or given in connection with this Agreement (together with this Agreement and the Ancillary Agreements, the "Purchaser Agreements"), (b) any failure by Purchaser to perform or observe, or to have performed or observed, in full, any covenant or agreement to be performed or observed by Purchaser under any Purchaser Agreements, (c) the enforcement of the rights of Seller under this Agreement, (d) the Assumed Liabilities, or (e) any claim, demand or allegation by any third party relating to any of the foregoing.

8.7 Indemnification Procedure.

If either the Purchaser Indemnified Parties, on the one hand, or the Seller Indemnified Parties, on the other hand, as the case may be (the "Indemnitee"), has a claim or potential claim or receives notice of any claim or potential claim or the commencement of any action or proceeding that could give rise to an obligation on the part of the Selling Parties, on the one hand, or Purchaser, on the other hand, as the case may be, to provide indemnification (the "Indemnifying Party") pursuant to Sections 8.1 or 8.6, Purchaser, on behalf of the Purchaser Indemnified Parties, and Seller, on behalf of the Seller Indemnified Parties, shall promptly give the Indemnifying Party notice thereof. Such notice shall describe the claim in reasonable detail, shall indicate the amount (estimated if necessary) of the Losses that has been or may be sustained by the Indemnitee and shall be accompanied by supporting documentation, if any. The Indemnifying Party may elect to compromise or defend, at such Indemnifying Party's own expense and by such Indemnifying Party's own counsel, any such matter involving the asserted Liability of the Indemnitee. If the Indemnifying Party elects to compromise or defend such asserted Liability, it shall within thirty (30) days (or sooner, if the nature of the asserted Liability so requires) notify the Indemnitee of its intent to do so and the Indemnitee shall cooperate, at the expense of the Indemnifying Party, in the compromise of, or defense against, any such asserted Liability. If the Indemnifying Party fails to compromise or defend such asserted Liability, or fails to notify the Indemnitee of its election as herein provided following the earlier notice given by Indemnitee to the Indemnifying Party of a claim or a potential claim, the Indemnitee may pay, compromise or defend such asserted Liability, and the Indemnifying Party shall indemnify the Indemnitee for any Losses indemnifiable under Section 8.1 or Section 9.1 incurred in connection therewith. Notwithstanding the foregoing, the Indemnifying Party may not settle or compromise any claim without the consent of the Indemnitee, which consent shall not be withheld if the settlement or compromise does not result in any Liability to the Indemnitee or require the Indemnitee to take any action or refrain from taking any action or otherwise restrict or limit in any way Purchaser's ability to operate the Acquired Business after the Closing. In any event, the Indemnitee and the Indemnifying Party may each participate, at its own expense, in the defense of such asserted Liability. If the Indemnifying Party chooses to defend any claim, the Indemnitee shall make available to the Indemnifying Party any books, records or other documents within its control that are necessary or appropriate for such defense and shall, at the expense of the Indemnifying Party, otherwise cooperate with and assist in the defense of such claim. Notwithstanding the foregoing, the Indemnitee shall have the right to employ separate counsel at the Indemnifying Party's expense and to control its own defense of such asserted Liability to the extent that (a) there are reasonable legal defenses available to such Indemnitee or to other Indemnitees that are of a material benefit to such Indemnitee and are materially different from or additional to those available to the Indemnifying Party or (b) in the reasonable opinion of counsel to such Indemnitee, a conflict or potential conflict exists between the Indemnifying Party and such Indemnitee that would make such separate representation advisable; provided, however, that the Indemnifying Party shall not be required to pay for more than one such additional counsel for all Indemnitees in connection with any claim.

ARTICLE 9.   TAX MATTERS

The following provisions shall govern the allocation of responsibility as between Purchaser and Seller for certain tax matters following the Closing:

9.1   Tax Indemnification.

(a) Seller shall indemnify the Purchaser Indemnified Parties and hold them harmless from and against any Loss of any kind or character arising out of or in any manner incident, relating or attributable to (i) all Taxes (or the non-payment thereof) of Seller and the Seller Subsidiaries for all Taxable periods ending on or prior to the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date ("Pre-Closing Tax Period"), and (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which Seller or the Seller Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date solely as a result of Treasury Regulation §1.1502-6 or any analogous or similar state, local, or foreign law or regulation, provided, however, that Seller shall not indemnify any of the Purchaser Indemnified Parties or hold any of them harmless from or against, (I) any Taxes that result from any actual or deemed election under Section 338 of the Code or any similar provisions of state, local or foreign law in connection with or as a result of the purchase of the Shares or that result from Purchaser, any Affiliates of Purchaser, Seller or either of the Seller Subsidiaries engaging in any activity or transaction that would cause the transactions contemplated by this Agreement to be treated as a purchase or sale of assets of the Seller Subsidiaries for federal, state, local or other Tax purposes, and (II) any Taxes imposed on either of the Seller Subsidiaries or for which either of the Seller Subsidiaries may otherwise be liable as a result of transactions occurring on the Closing Date that are properly allocable (based on, among other relevant factors, factors set forth in Treasury Regulation §1.1502-76(b)(1)(ii)(B)) to the portion of the Closing Date after the Closing (Taxes described in clauses (I) and (II) of this proviso, hereinafter "Excluded Taxes"). Purchaser and Seller agree that, with respect to any transaction described in clause (II) of the preceding sentence, Purchaser and Seller and all persons related to Purchaser and Seller under Code §267(b) immediately after the Closing shall treat the transaction for all federal income Tax purposes (in accordance with Treasury Regulation §1.1502-76(b)(1)(ii)(B)), and (to the extent permitted) for other income Tax purposes, as occurring at the beginning of the day following the Closing Date. Seller shall be entitled to any refund of (or credit for) Taxes allocable to any Pre-Closing Tax Period.

(b) Purchaser shall indemnify, defend and hold harmless the Seller Indemnified Parties from, against and with respect to, any Loss of any kind or character, arising out of or in any manner incident, relating or attributable to, (A) all Taxes of the Seller Subsidiaries, or for which the Seller Subsidiaries may otherwise be liable, for any taxable year or period that begins after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning after the Closing Date and (B) Excluded Taxes. Except as otherwise provided herein, Purchaser shall be entitled to any refund of (or credit for) Taxes allocable to any taxable year or period that begins after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning after the Closing Date.

(c) If, as a result of any action, suit, investigation, audit, claim, assessment or amended Tax Return, there is any change after the Closing Date in an item of income, gain, loss, deduction, credit or amount of Tax that results in an increase in a Tax liability for which Seller would otherwise be liable pursuant to paragraph (a) of this Section 8.1, and such change results in or will result in a decrease in the Tax liability of the Seller Subsidiaries, Purchaser or any Affiliate or successor of any thereof for any taxable year or period beginning after the Closing Date or for the portion of any Straddle Period beginning after the Closing Date, Seller shall not be liable pursuant to such paragraph (a) with respect to such increase to the extent of the present value (using a discount rate equal to the then "Federal mid-term rate," as that term is defined in Code §1274(d)) of such decrease (and, to the extent such increase in Tax liability is paid to a taxing authority by Seller or any Affiliate thereof, Purchaser shall pay Seller an amount equal to the present value of such decrease).

9.2   Straddle Period.

In the case of any Taxable period that includes (but does not end on) the Closing Date (a "Straddle Period"), the amount of any Taxes of the Seller Subsidiaries for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of the Closing Date); provided, however, that exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned on a daily basis.

9.3   Responsibility for Filing Tax Returns.

(a) Seller shall timely file or cause to be timely filed (taking into account all extensions properly obtained): (i) any consolidated, combined or unitary Tax Return required to be filed with respect to the Seller Subsidiaries, for all Taxable periods ending on or prior to the Closing Date and (ii) all other Tax Returns required to be filed with respect to Seller and the Seller Subsidiaries that are due on or prior to the Closing Date. In each case, Seller shall remit or cause to be remitted any Taxes due in respect of any such Tax Returns, and all such Tax Returns shall be prepared and filed in a manner consistent with prior practice, except as required by a change in applicable Legal Requirements or to the extent a failure to do so will not materially affect any post-Closing Tax liability of the Seller Subsidiaries. Purchaser shall have the right to review and comment on (but not approve) any such Tax Returns prepared by Seller. Purchaser shall cause the Seller Subsidiaries to furnish information to Seller as reasonably requested by Seller to allow Seller to satisfy its obligations under this Section 9.3 in accordance with prior practice.

(b) Purchaser shall timely file or cause to be timely filed (taking into account all extensions properly obtained) any Tax Returns required to be filed with respect to the Seller Subsidiaries for any taxable year or period ending after the Closing Date and any Straddle Period that Seller is not required to file pursuant to paragraph (a) of this Section 9.3. Purchaser shall remit or cause to be remitted any Taxes due in respect of any such Tax Returns. With respect to Tax Returns to be filed by Purchaser pursuant to this paragraph (b) that relate to Taxable years or periods ending on or prior to the Closing Date or any Straddle Period (x) such Tax Returns shall be prepared and filed in a manner consistent with prior practice, except as required by a change in applicable Legal Requirements or to the extent a failure to do so will not materially affect any Tax liability of Seller or either of the Seller Subsidiaries for any Pre-Closing Tax Period and (y) such Tax Returns shall be submitted to Seller prior to filing and not later than 30 days prior to the due date (taking into account all extensions properly obtained) for filing such Tax Returns (or, if such due date is within 45 days following the Closing Date, as promptly as practicable following the Closing Date) for review and approval by Seller, which approval may not be unreasonably withheld, but may in all cases be withheld if such Tax Returns were not prepared in accordance with clause (x) of this sentence.

(c) Seller or Purchaser shall pay the other party for the Taxes for which Seller or Purchaser, respectively, is liable pursuant to Section 9.1 but which are payable with any Tax Return to be filed by the other party pursuant to this Section 9.3 upon the written request of the party entitled to payment, setting forth in detail the computation of the amount owed by Seller or Purchaser, as the case may be, but in no event earlier than ten (10) days prior to the due date for paying such Taxes.

(d) Purchaser shall not amend or cause the amendment of a Tax Return of the Seller Subsidiaries, change an annual accounting period, adopt or change any accounting method, or file or amend any Tax election concerning the Seller Subsidiaries, with respect to any period ending on or prior to the Closing Date (including with respect to a Straddle Period, the portion of such period ending on the Closing Date pursuant to 9.2) without the written consent of Seller. The Purchaser shall, upon request by Seller, cause either of the Seller Subsidiaries to cooperate in the preparation of and submission to the proper Tax authority of any amended Tax Return with respect to the Company for any taxable period ending on or prior to the Closing Date or any Straddle Period that includes the Closing Date.

9.4   **Cooperation on Tax Matters.**

(a) Purchaser and Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to Section 9.3 above and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party's request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Purchaser and Seller agree (i) to retain all books and records with respect to Tax matters pertinent to the Target Companies relating to any Pre-Closing Tax Period until the expiration of the statute of limitations (and, to the extent notified by Purchaser or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give the other Party reasonable notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, Purchaser or Seller, as the case may be, shall allow the other Party to take possession of such books and records.

(b) Purchaser and Seller further agree, upon request, to provide the other Party with all information that either Party may be required to report pursuant to Code §6043 and all Treasury Regulations promulgated thereunder.

(c) Seller shall provide Purchaser with any information reasonably requested for Purchaser to determine the amount of any net operating losses and similar Tax attributes available to the Seller Subsidiaries after the Closing Date, it being understood that such information may not be available until final Tax calculations relating to Seller's consolidated federal income Tax Return have been completed.

(d) Subject to Section 9.1(a)(I) above, if Purchaser makes an election under Section 338 of the Code or any similar provisions of state, local or foreign law in connection with the purchase of the Shares (excluding any election under Section 338(h)(10) of the Code or any state law equivalent), which Purchaser shall have the right to do in its sole discretion, Seller shall join in such election to the extent such joint action is required by applicable Legal Requirements to make Purchaser's election effective.

9.5 **Tax Sharing Agreements.**

All Tax sharing agreements as and to the extent applied to the Seller Subsidiaries shall be terminated as of the Closing and, after the Closing, the Seller Subsidiaries shall not be bound thereby or have any liability or rights thereunder.

9.6 **Certain Taxes and Fees.**

All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be paid one-half by Purchaser and one-half by Seller when due, and each of Purchaser and Seller will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges. Purchaser and Seller agree, upon request, to use their best efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any such Tax that could be imposed.

9.7 **Contest Provisions.**

Purchaser shall promptly notify Seller in writing upon receipt by Purchaser, any of its Affiliates, or any of the Seller Subsidiaries of notice of any pending or threatened federal, state, local or foreign Tax audits, examinations or assessments which might affect the Tax liabilities for which Seller may be liable pursuant to Section 9.1. Seller shall have the sole right to represent each Seller Subsidiary's interests in any Tax administrative or court proceeding relating to taxable periods ending on or prior to the Closing Date or otherwise relating to Taxes for which Seller may be liable pursuant to Section 9.1, and to employ counsel of its choice at its expense. In the case of a Straddle Period, Seller shall be entitled to participate at its expense in any Tax administrative or court proceeding relating (in whole or in part) to Taxes attributable to the portion of such Straddle Period ending on and including the Closing Date and, with the written consent of Purchaser, and at Seller's sole expense, may assume the entire control of such proceeding. None of Purchaser, any of its Affiliates, or either of the Seller Subsidiaries may settle any Tax claim for any Taxes for which Seller may be liable pursuant to Section 9.1, without the prior written consent of Seller.

9.8 **Carrybacks.**

Purchaser shall not carryback any post-acquisition Tax attributes of either of the Seller Subsidiaries into the Seller's consolidated federal income Tax Return (or any similar return under state, local or other Tax law).

9.9 **Sole Remedy.**

Purchaser's sole remedy with respect to Tax matters and as to any Losses arising out of or in any manner incident, relating or attributable to any inaccuracy in any representation or breach of any warranty of Seller contained in Article 4 respecting Tax matters shall be under this Article 9, but subject to Sections 8.2, 8.3 and 8.4 above.

ARTICLE 10. **MISCELLANEOUS**

10.1 **Press Release and Public Announcements.**

No party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of Purchaser (if Seller proposes to make such disclosure) or Seller (if Purchaser proposes to make such disclosure); provided, however, that Purchaser may issue any press release or make any public announcement it believes in good faith is required by applicable Legal Requirements or any listing or trading agreement concerning the publicly traded securities of Purchaser or its Affiliates.

10.2 **Confidential Information.**

The Parties acknowledge that the transaction described herein is of a confidential nature and shall not be disclosed except to consultants, advisors and Affiliates, or as required by applicable Legal Requirements, until such time as the Parties make a public announcement regarding the transaction as provided in Section 10.1. No party shall make any public disclosure of the specific terms of this Agreement, except as required by applicable Legal Requirements. In connection with the negotiation of this Agreement and preparation for the consummation of the transactions contemplated hereby, each party acknowledges that it will have access to confidential information relating to the other party.

10.3   Expenses.

Except as otherwise provided in this Agreement, Seller and Purchaser shall each bear their own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.

10.4   Specific Performance.

The Parties acknowledge and agree that the breach of this Agreement by a Party would cause irreparable damage to the other and that the non-breaching Party will not have an adequate remedy at law. Therefore, the obligations of the Parties under this Agreement, including Seller's obligation to transfer and convey the Purchased Assets and Assigned Rights to Purchaser, shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.

10.5   Further Assurances.

Each Party agrees to execute and deliver such other documents or agreements and to take such other action as may be reasonably necessary or desirable for the implementation of this Agreement and the consummation of the transactions contemplated hereby.

10.6   Entire Agreement; Amendments and Waivers.

This Agreement (including the Schedules and Exhibits hereto) represents the entire understanding and agreement between the Parties hereto with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement, including, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

10.7   **Governing Law.**

This agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware applicable to contracts made in that state, without giving effect to the conflict of laws principles thereof.

10.8   **Dispute Resolution.**

If, after the Closing, the Parties should have any dispute arising out of or relating to this Agreement, any other documents or agreements delivered in connection with this Agreement, or the Parties' respective rights and duties hereunder or thereunder (excluding only those matters relating to Purchaser's Closing Statement and the Loan Adjustment, RMR Adjustments and Correction Adjustments, which are to be resolved in accordance with Section 2.5.1) (in each case, a "Dispute"), then the Parties will resolve such Dispute in the following manner:

(a) Dispute Notice. Either Party may at any time deliver to the other a notice identifying a Dispute (the "Dispute Notice"). The Dispute Notice shall initiate the dispute resolution mechanism contemplated by this Section 10.8. Within 15 days after delivery of the Dispute Notice, the receiving Party shall submit to the other a written response. The Dispute Notice and the written response thereto shall state with particularity the facts and conditions giving rise to the Dispute and shall include (i) a statement of each party's position and a summary of arguments supporting that position and (ii) the name and title of the persons who will represent that Party in the negotiations contemplated by Section 10.8(b).

(b) Good Faith Negotiation. Within 30 days after delivery of the Dispute Notice, the designated representatives of both parties shall attempt in good faith to resolve the Dispute and shall meet at a mutually acceptable time and place, and as often as they reasonably deem necessary, to attempt to resolve the Dispute. All negotiations pursuant to this Section 10.8(b) shall be confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence.

(c) Arbitration. If the representatives of the Parties are unable to resolve the Dispute through negotiations within ninety (90) days after delivery of the Dispute Notice, then the Dispute shall be resolved by final and binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association ("AAA"), as the same may be modified by the terms of this Agreement. Within ten (10) days of the expiration of the 90-day period referenced in this Section 10.8(c), the demanding Party may initiate arbitration by making a written demand for arbitration on the other party and simultaneously filing copies of the demand, together with the required fees, with the New York, New York office of the AAA. Within ten (10) business days after receipt of such demand by the other Party, each Party shall designate one arbitrator and the two arbitrators named by the Parties will, within ten (10) business days thereafter, select a third arbitrator (the three arbitrators being collectively referred to herein as the "Arbitration Panel"). The Arbitration Panel shall cause a hearing to be held

(d) Place of Arbitration; Decision; Fees and Expenses. The place of arbitration shall be New York, New York. The Parties expressly covenant and agree to be bound by the decision of the Arbitration Panel and accept any such decision as the final determination of the matter in dispute. The Arbitration Panel may grant any remedy appropriate including injunctive relief or specific performance. Prior to the appointment of the Arbitration Panel, any Party may seek a temporary restraining order or a preliminary injunction any court of competent jurisdiction which shall be effective until a final decision is rendered by the Arbitration Panel. Any decision, award and/or judgment rendered by the Arbitration Panel may be entered in any court having competent jurisdiction; provided, however, if an award of injunctive relief or specific performance by the Arbitration Panel cannot be so entered in court, appropriate injunctive relief or specific performance may be separately applied for and granted in any court having competent jurisdiction. The expenses and fees of the Arbitration Panel shall be borne as set forth in the award of the Arbitration Panel.

10.9   Table of Contents and Headings; Certain Interpretations

The table of contents and section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement. Except as otherwise expressly provided in this Agreement: (i) any reference in this Agreement to any agreement, document or instrument includes all permitted supplements and amendments; (ii) a reference to a law includes any amendment or modification to such law and any rules or regulations issued thereunder; (iii) the words "include,""included" and "including" are not limiting; and (iv) a reference to a person or entity includes its permitted successors and assigns.

10.10   Notices.

All notices, requests, approvals, consents, demands, claims and other communications required or permitted to be given under this Agreement (for purposes of this Section only, individually and collectively, "Notices") shall be in writing and shall be served personally, or sent by a national overnight delivery or courier company, or by United States registered or certified mail, postage prepaid, return receipt requested, and addressed as follows:

> If to Purchaser, to: Integrated Alarm Services Group, Inc.
> 99 Pine Street
> Albany, New York 12207
> Attention: C.E.O. or President
> Facsimile: (518) 426-0953

With copies to: Jones, Kaufman & Ackerman LLP
          10960 Wilshire Boulevard, Suite 1225
          Los Angeles, California 90024
          Attention: Donald H. Jones, Esq.
          Facsimile: (310) 477-8768

If to Seller to: Financial Security Services Inc.
          12700 Park Central Drive, Suite 1900
          Dallas, Texas 75251
          Attention: C.E.O. or President
          Facsimile: (972) 419-5248

With a copy to: Reinhart Boerner Van Deuren s.c.
          1000 North Water Street
          Suite 2100
          Milwaukee, Wisconsin 53202
          Attention: Albert S. Orr, Esq.
          Facsimile: (414) 298-8097

Any such Notices shall be deemed delivered upon delivery or refusal to accept delivery as indicated in writing by the Person attempting to make personal service, on the U.S. Postal Service return receipt, or by similar written advice from the overnight delivery company; provided, however, that if any such Notice shall also be sent by electronic transmission device, such as telex, telecopy, fax machine or computer to the fax number, if any, set forth above, such Notice shall be deemed given at the time and on the date of machine transmittal (except if sent after 5:00 p.m. recipient's time, then the notice shall be deemed given at 9:00 a.m. on the next Business Day) if the sending party receives a written send verification on its machine and sends a duplicate Notice on the same day or the next Business Day by personal service, registered or certified United States mail, or overnight delivery in the manner described above. Each party hereto shall make an ordinary, good faith effort to ensure that it will accept or receive Notices that are given in accordance with this paragraph, and that any Person to be given Notice actually receives such Notice. Any party to whom Notices are to be sent pursuant to this Agreement may from time to time change its address and/or facsimile number for future communication hereunder by giving notice in the manner prescribed herein to all other Parties hereto, provided that the address and/or facsimile number change shall not be effective until five (5) Business Days after the notice of change has been given.

    10.11   <u>**Severability.**</u>

    Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

10.12   Binding Effect; Assignment.

This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, permitted assigns, heirs and personal representatives. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by any Party hereto (by operation of law or otherwise) without the prior written consent of the other Parties hereto and any attempted assignment without the required consents shall be void; provided, however, that Purchaser may assign this Agreement and any or all rights or obligations hereunder (including Purchaser's rights to purchase the Purchased Assets and Assigned Rights and Purchaser's rights to seek indemnification hereunder) to any Affiliate of Purchaser. Upon any such permitted assignment, the references in this Agreement to Purchaser shall also apply to any such assignee unless the context otherwise requires and the assigning Purchaser shall nevertheless remain primarily liable for its obligations hereunder.

10.13   Books and Records.

Each Party agrees that it will cooperate with and make available to the other Parties, during normal business hours, all corporate books and records, information and employees (without substantial disruption of employment) retained and remaining in existence after the Closing which are necessary or useful in connection with any Tax inquiry, audit, investigation or dispute, any litigation or investigation or any other matter requiring any such corporate books and records, information or employees for any reasonable business purpose. The Party requesting any such corporate books and records, information or employees shall bear all of the out-of-pocket costs and expenses (including attorneys' fees, but excluding reimbursement for salaries and employee benefits) reasonably incurred in connection with providing such books and records, information or employees.

10.14   Exhibits and Schedules.

All instruments or documents to be delivered by any Party to this Agreement shall be in form and content reasonably satisfactory to the counsel for the Party receiving such instrument or document. All Exhibits and Schedules attached hereto and referred to herein are hereby incorporated herein as though fully set forth at length as an integral part of this Agreement.

10.15   Attorneys' Fees and Costs.

In the event of any action at law or in equity between the Parties hereto to enforce any of the provisions hereof, the court shall have the discretion to require the unsuccessful party or parties to such arbitration or litigation (as determined by the Arbitration Panel or the court, as applicable) to pay to the successful party or parties costs and expenses, including reasonable attorneys' fees, incurred therein by such successful party or parties; and if such successful party or parties shall recover award or judgment in any such action or proceeding, such costs, expenses and attorneys' fees may be included in and as part of such award or judgment.

10.16 **Counterparts; Facsimile Signatures.**

This Agreement may be executed in one or more counterparts by the Parties hereto. All counterparts shall be construed together and shall constitute one agreement. This Agreement, to the extent signed and delivered by means of a facsimile machine, shall be treated in all manner and respects and for all purposes as an original agreement and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of either Party, the other Party shall re-execute original forms hereof and deliver them to the requesting Party. No Party hereto shall raise the use of a facsimile machine to deliver a signature or the fact that any signature was transmitted or communicated through the use of a facsimile machine as a defense to the formation or enforceability of a contract and each Party forever waives any such defense.

ARTICLE 11. **DEFINED TERMS**

11.1 Definitions.

The following definitions of terms used in this Agreement are in addition to any other terms which are defined in this Agreement:

(a) "Affiliated Entity" means, with respect to a Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

(b) "Affiliated Parties" means, with respect to a Person, all of its shareholders, officers, members, managers, directors, trustees, employees, advisors, representatives, attorneys, agents and accountants.

(c) "Affiliates" collectively means, with respect to a Person, its Affiliated Parties and Affiliated Entities.

(d) "Assumed Alarm Contracts" means, collectively, the Dealer Contracts and the Retail Contracts.

(e) "Assumed Loans" means all loans receivable of Seller or the Seller Subsidiaries, all of which are described on **Schedule 1.1(e)**, and all other loan documents (including contracts for the purchase of the end user accounts of dealers) executed or delivered under the dealer loan programs described in the Recitals to this Agreement above, which evidence and/or secure such loans.

(f) "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction that forms or could be reasonably likely to form the basis for any specified consequence.

(g)   "Business Day" means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required by law to close.

(h)   "Dealer Contracts" means all of the Target Companies' wholesale dealer agreements for central station monitoring services, each of which is specified in **Schedule 1.1(d)**.

(i)   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan.

(j)   "Employee Pension Benefit Plan" has the meaning set forth in ERISA Section 3(2).

(k)   "Employee Welfare Benefit Plan" has the meaning set forth in ERISA Section 3(1).

(l)   "GAAP" means generally accepted United States accounting principles as in effect from time to time.

(m)   "Governmental Entity" means any government or any agency, bureau, commission, court, authority, department, official, political subdivision, administrative body, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

(n)   "Legal Proceeding" means any judicial, administrative or arbitral actions, suits, proceedings (public or private), claims or governmental proceedings.

(o)   "Legal Requirement" means any law, rule, regulation, Order or ordinance of any Governmental Entity, including Environmental, Health and Safety Requirements.

(p)   "Liability" or "Liabilities" means any commitments, liabilities, obligations (including Contract and capitalized lease obligations), indebtedness, accounts payable and accrued expenses (whether any of the foregoing are known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability or obligation for Taxes.

(q)   "Liens" means any mortgage, deed of trust, pledge, lien, security interest, encumbrance, charge, assessment, conditional sales agreement, occupancy agreement, restriction on transfer (including under any agreement with or among any shareholders,), option, easment, claim or any other restriction or limitation whatsoever respecting property of any Person or respecting any Contract or any Intellectural Property.

(r)   "Material Adverse Effect" or "Material Adverse Change" means, with respect to the Business, the Purchased Assets and the Assigned Rights, any material adverse effect or material adverse change, either individually or in the aggregate, in the condition (financial or otherwise), operations, assets, liabilities of the Business, the Purchased Assets (including the Assigned Rights) or on the ability of Seller to consummate the transactions contemplated hereby, or any event or condition which would, with the passage of time, constitute any of the foregoing.

(s)   "Non-Qualified Alarm Contract" means as of any given date an Assumed Alarm Contract which as of such date is not a Qualified Alarm Contract.

(t)   "Order" means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award.

(u)   "Ordinary Course of Business", with respect to a Person, means such Person's usual and ordinary course of business consistent with past custom and practice.

(v)   "Permitted Liens" means (i) Liens for nondelinquent ad valorem Taxes or other current Taxes not yet due and payable; (ii) statutory liens of landlords, liens of carriers, warehousepersons, mechanics and material persons to the extent incurred in the ordinary course of business for sums not yet due and payable; (iii) liens incurred or deposits made in connection with workers' compensation, unemployment insurance and other similar types of social security programs or to secure statutory obligations to the extent incurred in the ordinary course of business for sums not yet due and payable; (iv) easements, rights-of-way, restrictions and other similar charges or encumbrances, in each case, which do not interfere with the ordinary conduct of business and do not materially detract from the value of the property upon which such encumbrance exists; and (v) Liens that will be released in connection with the Closing.

(w)   "Person" means an individual, a partnership, a limited liability company or partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a Governmental Entity or any other form of entity or company.

(x)   "Qualified Alarm Contract" as of any given date means an Assumed Alarm Contract which as of such date satisfies the criteria set forth in **Exhibit A**.

(y)   "Retail Contracts" means all of the Target Companies' retail monitoring agreements for Subscribers (including those obtained from a third party dealer other than those obtained pursuant to a contract executed and delivered under any of the Assumed Loans), each of which is specified in **Schedule 1.1(d)**.

(z)   "RMR" means the recurring monthly revenue respecting an Acquired Monitoring Contract; provided, however, that RMR shall not include (a) time and materials charges, installation charges or from any other like charges that are non-recurring, non-regular services; (b) reimbursement for or prepayment of telephone line and other utility company charges associated with the account under the Monitoring Contract; (c) any and all taxes, fees or other charges imposed by any governmental authority relative to the furnishing of alarm services, whether or not such taxes, fees or other charges have been billed to the customer and/or paid by the Purchaser or Seller; and (d) reimbursement for or prepayment of any false alarm assessments.

(aa)   "Subscriber" means a Person who has entered into a contract for the purpose of obtaining alarm system installation, servicing and/or central station monitoring services for such Person's place of business or residence.

(bb)   "Subsidiary" means any corporation, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or otherwise has the power to vote or direct the voting of sufficient securities to elect a majority of the directors, managers or other Persons controlling the activities of the entity.

(cc)   "To the Knowledge of Seller" or other term of similar import means the actual knowledge of the following directors, officers, senior managers and key employees of Seller or the Seller Subsidiaries: Jeff Peiper, Craig Hock, Mike Fields, Dan Linscott and Mike Donegan, after reasonable consultation with and inquiry of all employees or agents of any of the Target Companies who could reasonably be expected to have knowledge or information with respect to the matter in question.

11.2 Other Definitions.

In addition to the foregoing, the following terms shall have the respective meanings assigned thereto in the Sections indicated below:

Term	Section
AAA	10.8(c)
Account Purchase Contracts	1.2(i)
Accounts Receivable	4.21
Accounts Receivable Amount	2.1.1
Adjustment Date	2.3.2
Adjustment Holdback Amount	2.2(b)
Affiliated Group	4.6(a)(iv)
Agreement	Preamble
Ancillary Agreements	4.12
Arbiter	2.5.1
Arbitration Panel	10.8(c)
Assigned Rights	1.2
Assigned Supply Contracts	1.2(e)
Assumed Alarm Contracts	1.1(e)
Assumed Accruals	2.1.1
Assumed Liabilities	3.1
Assumed Loans	1.1(f)
Audited Balance Sheet Date	4.3(a)

Audited Balance Sheets	4.3(a)
Base Purchase Price	2.1.1
Bill of Sale	7.2.2
Books and Records	1.1(c)
Business	Recitals
Business Day	2.5.2
Central Station	1.2(c)
Central Station Property	4.8(a)
Closing	8.1
Closing Date	Preamble
Closing Loan Balances	2.6.1
COBRA	6.1.6
Code	4.6(a)(iii)
Contracts	1.2(k)
Correction Adjustment	2.1.2
Dealer Contracts	1.1(e)
Deferred Revenue	2.1.1
Dispute	10.8
Dispute Notice	10.8(a)
Environmental, Health and Safety Requirements	4.14(a)
Equipment	1.1(g)
ERISA	3.2(g)
ERISA Affiliates	4.15
Escrow Agent	2.2(b)
Escrow Agreement	2.2(b)
Excluded Assets	1.3
Excluded Contracts	1.3(e)
Excluded Liabilities	3.2
Excluded Records	1.3(j)
Excluded Taxes	9.1(a)
Fields Litigation	8.1
Final Closing Statement	2.5
Final Purchase Price	2.5.2
GAAP	2.6.2
Holdback Amount	2.2(a)
Indemnification Threshold	8.2
Indemnitee	8.7
Indemnifying Party	8.7
Indemnity Holdback Amount	2.2(b)
Intellectual Property	1.1(a)
Legal Requirement(s)	4.5(b)
Licenses and Permits	1.2(a)
Liens	4.13
Loan Adjustment	2.3.1

Loan Balance	2.3.1
Loss or Losses	8.1
Most Recent Fiscal Month End	4.3(a)
Most Recent Fiscal Year End	4.3(a)
Most Recent Seller Financial Statements	4.3(a)
Non-Solicitation Agreements	6.3
Permitted Liens	4.13
Personal Property Leases	1.2(b)
Pre-Closing Date	7.1
Pre-Closing Tax Period	9.1(a)
Properties	4.8(a)
Provisional Adjustment	2.4
Provisional Purchase Price	2.4
Purchase Price	2.1.1
Purchased Assets	1.1
Purchaser	Preamble
Purchaser Agreements	8.6
Purchaser Indemnified Parties	8.1
Purchaser’s Closing Statement	2.5
Qualified Retail RMR	2.3.2
Qualified Wholesale RMR	2.3.2
Real Property Lease	1.2(c)
Retail A/R	2.1.1
Retail Contracts	1.1(e)
RMR Adjustments	2.3.2
SCC	Recitals
SCC Shares	Recitals
Seller	Preamble
Seller Agreements	8.1
Seller Financial Statements	4.3(a)
Seller Indemnified Parties	8.6
Seller Intellectual Property	4.10
Seller Subsidiaries	Recitals
Seller’s Closing Statement	2.4
Seller’s Names	1.1(d)
Shares	Recitals
Special Claims	8.2
SPN	Recitals
SPN Shares	Recitals
Straddle Period	9.2
Successor Liability Taxes	4.6(b)
Target Companies	Recitals
Tax	4.6(a)(i)

Tax Returns	4.6(a)(ii)
Taxes	4.6(a)(i)
Telephone Equipment	1.1(h)
Third-Party Software	1.2(g)
Transfer Taxes	2.7
Unaudited Balance Sheet	4.3(a)
Unaudited Balance Sheet Date	4.3.(a)
Unfilled Purchase Orders	1.2(f)

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, Seller and Purchaser have duly executed and delivered this Asset Purchase Agreement as of the Closing.

SELLER:

FINANCIAL SECURITY SERVICES INC.,
a Delaware corporation

By: */s/ Jeffrey Peiper*
          Jeffrey Peiper
          Chief Executive Officer and President

PURCHASER:

INTEGRATED ALARM SERVICES GROUP, INC.,
a Delaware corporation

By: */s/ Thomas J. Few, Sr.*
          Thomas J. Few Sr.
          President

Schedules to the Asset Purchase Agreement

Schedule Number	Description
1.1(d)	Assumed Alarm Contracts
1.1(e)	Assumed Loans
1.2(a)	Licenses and Permits
1.2(b)	Personal Property Leases
1.2(d)	Telephone Numbers
1.2(e)	Assigned Supply Contracts
1.2(f)	Unfilled Purchase Orders
1.2(g)	Third Party Software
1.2(i)	Account Purchase Contracts
1.3(c)	Excluded Contracts
1.3(i)	Other Excluded Assets
2.2.1(b)	Accounts Receivable Amount
2.2.1(c)	Deferred Revenue
2.2.1(d)	Assumed Accruals
4.3(a)(i)-(iv)	Seller Financial Statements
4.3(b)	Undisclosed Liabilities
4.4	Litigation
4.5(a)	Exceptions - Licenses and Permits
4.5(b)	Exceptions - Compliance with Law
4.6(d)	Tax Returns
4.7	Absence of Certain Changes
4.8(a)	Real Property Matters
4.8(b)	Real Property Liens
4.9(a)	Contracts
4.10	Seller Intellectual Property
4.11	No Consent Requirements
4.13	Personal Property
4.14	Environmental Compliance
4.15(a)-(e)	Labor Matters
4.18.3	Seller Subsidiary Bank Accounts
4.19	Related Party Transactions
4.24	Product Liability and Working Conditions
4.25	Insurance

Exhibits to the Asset Purchase Agreement

Exhibit Number	Description
Exhibit A	Qualified Alarm Contract Criteria

<u>EXHIBIT "A"</u>

<u>Qualified Alarm Contract Criteria</u>

"<u>Qualified Alarm Contract</u>" as of any given date (the "<u>Measurement Date</u>") means:

(a) A Dealer Contract that (i) is not delinquent and (ii) has not been terminated, and the dealer has not given express notice (oral or written) of such dealer's intention to terminate the Dealer Contract. "Delinquent" shall mean, with respect to a Dealer Contract, one full month of RMR for a Dealer Contract providing for monthly payments, or in which one full payment used to calculate RMR for a Dealer Contract providing for non-monthly payments, is delinquent by more than ninety (90) days; or

(b) A Retail Contract that meets all of the following criteria as of the Measurement Date:

(i)   The monitoring system covered by the Retail Contract is installed at the Subscriber's premises, fully operational and download-capable.

(ii)   The Retail Contract has not been terminated, and the Subscriber has not given express notice (oral or written) of such Subscriber's intention to terminate the Retail Contract.

(iii)   The Retail Contract is on a form that has been approved by Purchaser and also meets all of the following requirements (provided, however, that Purchaser agrees to accept up to 5% of all Retail Contracts without properly executed or written Contracts, if such Retail Contracts meet the criteria set forth in sections (b)(i), (ii) and (iv) of this Exhibit A):

- The original thereof, with original legible signatures of the Subscriber and Seller, has been delivered to Purchaser at or prior to the Measurement Date.

- The RMR is clearly indicated thereon.

- A three day right of rescission clause is contained within the Retail Contract for residential accounts and has been signed and dated (or a separate three day right of rescission has been signed and dated) and the three-day rescission period has either expired prior to the Measurement Date or, if it has not expired prior to the Measurement Date, no rescission shall have occurred within the three-day recession period after the Measurement Date.

- There are no provisions contained therein which in any way prohibit or restrict, or otherwise require the Subscriber to consent to, the transfer and assignment of either the Retail Contract or the central station monitoring thereunder to Purchaser.

- Contains a so-called "Limitation of Liability" clause on residential accounts in form and in a not-to-exceed amount acceptable to Purchaser.

- The original term is no less than 1 year with renewals on a minimum of an annual basis and the original or any applicable renewal term has not expired.

- Contains provisions allowing for central station monitoring.

- Does not have any representations for Life-Time Warranty and provides that all maintenance, parts and labor may be charged to the Subscriber at industry standard rates.

(iv)   The Subscriber's account is not delinquent. "Delinquent" shall mean, with respect to a Retail Contract, one full month of RMR for a Retail Contract providing for monthly payments, or in which one full payment used to calculate RMR for a Retail Contract providing for non-monthly payments, is delinquent by more than sixty (60) days.